UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C. 20549

            SCHEDULE 13D

  Under the Securities Exchange Act of
        1934 (Amendment No. 2)*

      MEDICUS SYSTEMS CORPORATION
      ---------------------------
           (Name of Issuer)

     Common Stock, $.01 par value
     ----------------------------
    (Title of Class of Securities)


              584970107
              ---------
           (CUSIP Number)

          J. Craig Walker
         Bell, Boyd & Lloyd
 70 West Madison Street, Suite 3300
    Chicago, Illinois  60602-4207
          (312) 372-1121
  -------------------------------------
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices and
            Communications)

           January 20, 1997
           ----------------
   (Date of Event which Requires Filing
           of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check  the following box if a fee is being
paid  with the statement ( ).  (A  fee  is
not required only if the reporting person:
(1)  has  a  previous  statement  on  file
reporting  beneficial  ownership  of  more
than   five  percent  of  the   class   of
securities  described in Item 1;  and  (2)
has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

Note:    Six  copies  of  this  statement,
including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be
filled   out  for  a  reporting   person's
initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information required on the remainder
of  this cover shall not be deemed  to  be
"filed" for the purpose of Section  18  of
the   Securities  Exchange  Act  of   1934
("Act")  or  otherwise  subject   to   the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584970 10 7

1   NAME OF REPORTING PERSON/S. S. OR
    I.R.S.   IDENTIFICATION   NO.  OF
    ABOVE PERSON:  RICHARD C. JELINEK

2   CHECK  THE  APPROPRIATE BOX  IF A
    MEMBER OF A GROUP:

         a  ( )     b  ( )

3   SEC USE ONLY

4   SOURCE OF FUNDS:  00

5   CHECK  BOX IF  DISCLOSURE  OF  LEGAL
    PROCEEDING  IS  REQUIRED PURSUANT TO
    ITEM  2(d)  OR  2(e):     ( )

6   CITIZENSHIP   OR   PLACE   OF
    ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER: 1,937,900

8   SHARED VOTING POWER:0

9   SOLE DISPOSITIVE POWER: 1,937,900

10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON:  1,937,900

12  CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES: ( )

13  PERCENT OF CLASS REPRESENTED BY AMOUNT
    IN ROW (11):  29.9%

14  TYPE OF REPORTING PERSON:     IN

    This  Amendment No. 2 relates to  the
Statement  on Schedule 13D (the  "Original
Statement") originally filed by Richard C.
Jelinek on March 11, 1996, with respect to
the   Common  Stock  of  Medicus   Systems
Corporation, as amended by Amendment No. 1
thereto. Pursuant to Rule 101(a)(2)(ii) of
Regulation   S/T   promulgated   by    the
Securities  and Exchange Commission,  this
Amendment No. 2 restates the text of the Original 13D, as amended by Amendment No.
1 and this Amendment No. 2.

ITEM 1.   Security and Issuer

          This  statement relates  to  the
common  stock, $.01 par value (the "Common
Stock"), of Medicus Systems Corporation, a
Delaware   corporation  (the   "Company"),
which has its principal executive offices at One Rotary Center, Evanston, Illinois
60201.

ITEM 2.   Identity and Background

          (a),   (b)   and   (c):     This
statement  is  being filed by  Richard  C.
Jelinek  ("Mr.  Jelinek").  Mr.  Jelinek's
address   is   0312  Ridge  Road,   Aspen,
Colorado    81611   and   his    principal
occupation is as a private investor.

          (d)  and  (e):  During the  last
five  years,  Mr.  Jelinek  has  not  been
(a)  convicted  in  a criminal  proceeding
(excluding  traffic violations or  similar
misdemeanors) or (b) a party  to  a  civil
proceeding of a judicial or administrative
body  of  competent jurisdiction resulting
in  any  judgment, decree or  final  order
enjoining   future   violation   of,    or
prohibiting   or   mandating    activities
subject to federal or state securities laws or finding any violation with respect to such laws.

          (f):   Mr. Jelinek is a  citizen
of the United States.

ITEM 3.   Source  and Amount of  Funds  or
          Other Consideration

          The   shares  of  Common   Stock
reported  in this statement were  acquired
by  Mr.  Jelinek upon the distribution  by
MCM  Managed Care, Inc. ("MCM")  (formerly
known  as Medicus Systems Corporation)  of
all  of  the outstanding shares of  Common
Stock,  on  a  share-for-share  basis,  on
March 1, 1996 to stockholders of record of
MCM  as  of  the  close  of  business   on
February 29, 1996.

ITEM 4.   Purpose of Transaction

          The   shares  of  Common   Stock
reported  in this statement are  held  for
investment    purposes.    In    addition,
Mr.  Jelinek  holds an option to  purchase
all 500 of the authorized shares of Voting
Preferred  Stock  of  the  Company,  which
shares  are entitled to 44,000  votes  per
share  through May 31, 1998.  Exercise  of
such  option  would ensure  Mr.  Jelinek's
control  of  the  Company.   Such   option
expires  on  May  31, 1998.   Mr.  Jelinek
reserves the right to exercise such option
prior  to its expiration. Mr. Jelinek  may
exercise  such  option  pursuant  to   the
agreements  with  the  Company   described
below.

          On  January 20, 1997, Richard C.
Jelinek  and  the Boston Safe Deposit  and
Trust  Company  of California  as  trustee
under  the  Richard C. Jelinek  Charitable
Remainder  Unitrust dated August  3,  1993
(the "Trust")  entered   into   agreements
effective  as  of  January  2,  1997  (the
"Agreements")  pursuant   to   which   Mr.
Jelinek  agreed  to sell  to  the  Company
550,000   (approximately   8.6%   of   the
outstanding)  shares of Common  Stock  and
275  shares of Voting Preferred  Stock  of
the   Company    and   the  Trust   agreed
to  sell   to    the    Company    450,000
(approximately  7.0% of  the  outstanding)
shares  of Common Stock and 225 shares  of
Voting  Preferred Stock  of  the  Company.
Immediately before consummation  of  these
purchases,  Mr. Jelinek will (i)  exercise
his stock option (the "Jelinek Option") to
purchase  500  shares of Voting  Preferred
Stock  of  the  Company for  an  aggregate
exercise  price  of  $500,000,  and   (ii)
transfer 225 of these shares to the Trust.

          In consideration for the sale of
Common Stock and Voting Preferred Stock by
Mr. Jelinek and the Trust to the Company, the Company will pay to Mr. Jelinek and the Trust an aggregate of $4,500,000 in cash, $2,000,000 in 8% promissory notes maturing in two equal installments at the end of one year and two years from the date of issuance, and five-year Stock
Exchange  and  Subscription Warrants  (the
"Warrants")  to purchase from the  Company
400,000 shares of Common Stock at a price of $8.00 per share, with the Company having the right to require payment at the time of exercise in either cash or shares of Common Stock valued at their then fair market value.

          The  closing of the transactions
contemplated  by  the agreement  described
above  are  condition  upon,  among  other
things,   stockholder  approval  of   such
transactions.  The Company intends to seek
such  approval  at the Company's  upcoming
annual  meeting, currently  scheduled  for
March  3,  1997.   Mr.  Jelinek  and   the
Company  expect that, if such approval  is
obtained,  the  transactions  will   close
promptly thereafter.  In conjunction  with
the   successful   completion   of   these
transactions, Mr. Jelinek will resign as Chairman of the Company. Mr. Jelinek will remain a director of the Company.

          The  Agreement contains a number
of  restrictions on the activities of  Mr.
Jelinek and the Trust with respect to  the
Company and the Common Stock.  Mr. Jelinek
and  the Trust have agreed that they  will
not  sell any shares of Common Stock  held
by   them  without  the  consent  of   the
disinterested members of the Board  for  a
period  of five years, provided that  such
restrictions  lapse  as  to  20%  of  such
shares   on   each  anniversary   of   the
Agreements.   Mr. Jelinek  and  the  Trust
have  also agreed that they will not  take
certain other actions for a period of five
years,   including  acquiring   additional
voting  securities of the  Company  (other
than upon exercise of a Warrant), engaging
in  a  proxy contest, participating  in  a
tender  offer, becoming part of a  "group"
for  purposes of Section 13(d)  under  the
Securities  Exchange  Act  of   1934,   or
otherwise   attempting  to  influence   or
control the Company other than through the performance of Mr. Jelinek's duties as a director in the ordinary course.

          Depending  on trading prices  of
the  Common  Stock and upon Mr.  Jelinek's
personal financial position and goals from
time to time, Mr. Jelinek may, subject  to
any    applicable   statutory   or   other
limitations, including those contained  in
the Agreements, purchase additional shares
of  Common  Stock or dispose of shares  of
Common  Stock  in  the  open  market,   in
privately   negotiated  transactions,   or
otherwise. Mr. Jelinek retains the right to evaluate his position in the future and change his intent with respect to any future actions.

          Other  than as described  above,
Mr. Jelinek has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of
Schedule  13D  (although he  reserves  the
right to develop such plans).

ITEM 5.   Interest  in Securities  of  the
          Issuer

          (a):    Mr.   Jelinek   is   the
beneficial  owner of 1,937,900  shares  of
Common   Stock   (which  amount   includes
100,000  shares  owned  by  Mr.  Jelinek's
wife),  which  is  equal to  approximately
29.9% of the issued and outstanding Common
Stock.   Mr. Jelinek also holds an option,
which  expires on May 31, 1998, to acquire
up to 500 shares of Voting Preferred Stock
of  the  Company at an exercise  price  of
$1,000  per share.  Such Voting  Preferred
Stock  would  be entitled to 44,000  votes
per  share  through  May  31,  1998.   Mr.
Jelinek may exercise such option pursuant to the Agreements with the Company as described in Item 4.

          (b):   Mr. Jelinek has the  sole
power to vote and dispose of the shares of Common Stock beneficially owned by him
(other than the shares owned by his wife), and would have the sole power to vote and dispose of any shares of Voting Preferred
Stock acquired upon exercise of the option described above.

          (c):  The shares of Common Stock
reported in this statement were acquired in the distribution described in Item 3, which description is incorporated herein by reference.

          (d):  Not applicable.

          (e):  Not applicable.

ITEM 6.   Contracts,         Arrangements,
          Understandings or  Relationships
          with  Respect  to Securities  of
          the Issuer

Securities of the Issuer
------------------------
          In     connection    with    the
employment  by the Company of  Patrick  C.
Sommers  as  the new President  and  Chief
Executive  Officer  of  the  Company,  the
Company   adopted    its    1996    C.E.O.
Replacement   Stock   Option   Plan   (the
"Plan")   and   granted   options  to  Mr.
Sommers  under  the  Plan, all  subject to
stockholder approval.  In order to  assure
Mr.  Sommers of such approval, Mr. Jelinek
agreed  to  take such actions  as  may  be
required  to ensure such approval  at  the
Company's    next   annual   meeting    of
stockholders.    Mr.   Jelinek   has   the
ability,  through the option  to  purchase
Voting  Preferred Stock described in  Item
5,  to  maintain  voting  control  of  the
Company.   Mr. Jelinek does  not  know  at
this  time whether he will be required  to
exercise  his option, and if so,  to  what
extent,   in   order   to   satisfy    his
obligations   under  his  agreement   with
Mr. Sommers.

          Other  than the above  mentioned
agreement,  the  agreements  described  in
Item  4  and the option to acquire  Voting
Preferred  Stock described in  Item  5(a),
which descriptions are incorporated herein
by  reference, Mr. Jelinek does  not  have
any        contracts,        arrangements,
understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to Be Filed as Exhibits

Exh. No.   Description                   Page
---------  -----------                   ----
    1      Letter dated April 26, 1996    *
           from  Richard   C.  Jelinek
           to Patrick C. Sommers

    2      Voting   Preferred    Stock    *
           Option    Certificate

    3      Stock  Purchase and Warrant
           Agreement   dated   as   of
           January  2,  1997   between
           Richard  C.   Jelinek   and
           Medicus Systems Corporation

    4      Stock  Purchase and Warrant
           Agreement   dated   as   of
           January 2, 1997 between the
           Richard       C.    Jelinek
           Charitable        Remainder
           Unitrust     and    Medicus
           Systems Corporation

          _______________
          * Previously filed

          Signatures

          After reasonable inquiry and  to
the  best  of my knowledge and  belief,  I
certify that the information set forth  in
this  statement  is  true,  complete   and
correct.

Dated:  January 23, 1997


              By /s/ Richard C. Jelinek
              -------------------------
                     Richard C. Jelinek

                                 EXHIBIT 3


   STOCK PURCHASE AND WARRANT AGREEMENT


          This  Stock Purchase and Warrant
Agreement  (the  "Agreement")  is  entered
into as of January 2, 1997 between Medicus
Systems     Corporation,    a     Delaware
corporation    (the    "Company"),     and
Richard C. Jelinek (the "Shareholder").

          W I T N E S S E T H
          - - - - - - - - - -

          WHEREAS, the Shareholder is  the
beneficial  owner of 1,837,900  shares  of
Common  Stock,  $.01  par  value  ("Common
Stock"),   of   the   Company,   and   the
Shareholder wishes to sell 550,000 of such shares to the Company (such shares of Common Stock to be sold being referred to as the "Shares");

          WHEREAS,  the Shareholder  holds
an  option (the "Option") to purchase  all
500   of  the  authorized  shares  of  the
Company's  Voting  Preferred  Stock   (275
shares  of such shares of Voting Preferred
Stock  being  referred to as  the  "Voting
Preferred Shares");

          WHEREAS, the Shareholder intends
to exercise the Option;

          WHEREAS,  the Board of Directors
(the   "Board")   of   the   Company   has
determined that it is in the best interest
of  its  stockholders for the  Company  to
acquire   the   Shares  and   the   Voting
Preferred Stock owned by the Shareholder, all upon the terms and subject to the conditions set forth herein;

          NOW  THEREFORE, in consideration
of  the foregoing and the mutual covenants
and   agreements  herein  contained,   the
Company and the Shareholder hereby agree as follows:

          1.    The Purchase.  Subject  to
the terms and conditions set forth in this Agreement, the Company agrees to purchase from the Shareholder, and the Shareholder agrees to sell, assign and transfer to the Company on the Closing Date (as defined below), all of the Shareholder's right, title and interest in the Shares and all of the Shareholder's right, title and interest in the Voting Preferred Shares.

          2.    The  Closing.  The Closing
of  the transactions contemplated by  this
Agreement (the "Closing") shall take place
at  the  offices of Bell,  Boyd  &  Lloyd,
Three   First  National  Plaza,   Chicago,
Illinois  not later than April  15,  1997,
unless  the parties otherwise agree.   The
date upon which the Closing occurs is herein referred to as the Closing Date.

          3.    Payment.  At the  Closing,
(a)  the  Company  shall  deliver  to  the
Shareholder  (i)  cash  consideration   of
$2,475,000   (the  "Cash  Consideration"),
(ii)  a  promissory note, in substantially
the form of Exhibit A hereto, with 50%  of
the  principal amount maturing in one year
and  the  balance one year thereafter  and
bearing  8%  interest,  in  the  aggregate
principal   amount  of   $1,100,000   (the
"Promissory Note"), and (iii) a Warrant to
purchase 220,000 shares of Common Stock at
an exercise price of $8.00 per share which
shall  be  substantially in  the  form  of
Exhibit  B  hereto  (the  "Warrant"),  and
(b)  the Shareholder shall deliver to  the
Company certificates representing  all  of
the Shares and all of the Voting Preferred
Shares, together with duly executed  stock
powers  with  respect to  the  Shares  and
Voting  Preferred Shares in blank in  form
satisfactory to the Company.  The  Company
shall    make   payment   of   the    Cash
Consideration pursuant to this  Section  3
on the Closing Date by wire transfer to an account designated by the Shareholder in an amount equal to the Cash Consideration.

          4.       Representations     and
Warranties   of   the  Shareholder.    The
Shareholder hereby represents and warrants to the Company that:

          (a)   This  Agreement  has  been
duly  executed by the Shareholder  and  is
the legal, valid and binding obligation of
the  Shareholder, enforceable against  the
Shareholder in accordance with its  terms.
Such  execution and delivery do  not,  and
performance  of this Agreement  will  not,
(i)  conflict with, violate or breach  any
order,  judgment, injunction or decree  of
any   court,  arbitrator,  government   or
governmental   agency  or  instrumentality
against  or binding on the Shareholder  or
by  which  any of his assets or properties
are  bound or affected, (ii) constitute  a
violation by the Shareholder of  any  law,
rule,   regulation,  order,  judgment   or
decree applicable to the Shareholder or by
which   any  property  or  asset  of   the
Shareholder   is  bound  or  affected   or
(iii)  conflict with, violate,  breach  or
cause  a  default (or an event which  with
notice  or  lapse of time  or  both  would
become a default) under, or give to others
any   rights  of  termination,  amendment,
acceleration  or  cancellation   of,   any
agreement  or  instrument  to  which   the
Shareholder is party or by which any of his assets or properties are bound or affected or result in the creation of a lien or other encumbrance on any of his Shares.

          (b)   The  Shareholder  has  had
access to such information concerning  the
Company,  its  business and its  financial
condition   as  he  deemed  necessary   in
connection     with    the    transactions
contemplated by this Agreement.

          (c)   On  the Closing Date,  the
Shareholder will have valid title  to  all
of  the  Shares  and the Voting  Preferred
Shares, in each case free and clear of any
liens,  charges or encumbrances, and  such
Shares  and  Voting Preferred Shares  will
not be subject to any claims by virtue  of
rights,    options,   contracts,    calls,
agreements or otherwise.

          (d)  The sale by the Shareholder
pursuant   to  this  Agreement   and   the
delivery     of     the     certificate(s)
representing  the Shares  and  the  Voting
Preferred  Shares  to  the  Company   will
transfer  to  the Company good  and  valid
title   to  the  Shares  and  the   Voting
Preferred  Shares free and  clear  of  all
claims,   liens,  encumbrances,   security
interests,  proxies,  voting   and   other
restrictions or interests of any nature whatsoever.

          (e)        The       Shareholder
acknowledges  (i) that representatives  of
the Company have strongly recommended that
the Shareholder engage separate counsel to
represent  the  Shareholder in  connection
with  the  negotiation of this  Agreement,
and   (ii)   that   the  Shareholder   has
determined,  nevertheless,   not   to   be
represented  by counsel in the negotiation
of  this  Agreement.  The Shareholder  has
made this decision in part based upon  his
own   extensive  business  and  investment
experience, as well as the involvement  of
William G. Brown, a director and secretary
of  the Company, and a partner in the  law
firm of Bell, Boyd & Lloyd, counsel to the
Company,    in    the   negotiation    and
preparation  of the Agreement and  related
documents,  Mr. Brown having had  a  long-
standing     personal     and     business
relationship    with   the    Shareholder;
however, the Shareholder acknowledges that
Mr.  Brown  has been acting  solely  as  a
representative of the Company, and has not
been    representing   the   Shareholder's
interests,    in   such   matters.     The
Shareholder represents that he has read and fully understands this Agreement, the Warrant and the Promissory Note.

          5.       Representations     and
Warranties  of the Company.   The  Company
hereby represents and warrants to the Shareholder that:

          (a)     The   Company    is    a
     corporation  duly organized,  validly
     existing  and in good standing  under
     the laws of the State of Delaware and
     has the requisite corporate power and
     authority     and    all    necessary
     governmental approvals to own,  lease
     and  operate  its properties  and  to
     carry  on its business as it  is  now
     been conducted.

          (b)    The   Company   has   all
     necessary    corporate   power    and
     authority to execute and deliver this
     Agreement, to perform its obligations
     hereunder   and  to  consummate   the
     transactions   contemplated   hereby.
     The  execution and delivery  of  this
     Agreement  by  the  Company  and  the
     consummation  by the Company  of  the
     purchase   of  the  Shares   pursuant
     hereto  have  been duly  and  validly
     authorized by all necessary corporate
     action   and   no   other   corporate
     proceedings  on  the  part   of   the
     Company  are  necessary to  authorize
     this  Agreement or to consummate  the
     purchase  of  the  Shares  hereunder,
     other  than the stockholder  approval
     contemplated  in  Sections  6(f)  and
     7(c)  below.  This Agreement has been
     duly   and   validly   executed   and
     delivered by the Company and  is  the
     legal,  valid and binding  obligation
     of  the  Company, enforceable against
     the  Company in accordance  with  its
     terms.

          (c)   The execution and delivery
     of  this Agreement by the Company  do
     not,    and   performance   of   this
     Agreement  by the Company  will  not,
     (i)  conflict with, violate or breach
     the  Certificate of Incorporation  or
     By-laws of the Company, (ii) conflict
     with,  violate or breach  any  order,
     judgment, injunction or decree of any
     court,   arbitrator,  government   or
     governmental        agency         or
     instrumentality against or binding on
     the  Company or by which any  of  its
     assets  or  properties are  bound  or
     affected,    (iii)    constitute    a
     violation by the Company of any  law,
     rule, regulation, order, judgment  or
     decree  applicable to the Company  or
     by which any property or asset of the
     Company  is  bound  or  affected   or
     (iv)  conflict with, violate,  breach
     or cause a default (or an event which
     with  notice or lapse of time or both
     would  become  a default)  under,  or
     give   to   others  any   rights   of
     termination,  amendment, acceleration
     or  cancellation of, any agreement or
     instrument to which the Company is  a
     party   or  by  which  any   of   the
     Company's  assets or  properties  are
     bound  or affected or result  in  the
     creation   of   a   lien   or   other
     encumbrance on any of its  assets  or
     properties.

          6.   Conditions Precedent to the
Company's Obligations.  The obligations of
the Company to purchase the Shares and the
Voting  Preferred  Shares  and  issue  the
Warrant  pursuant  to this  Agreement  are
subject   to   the  fulfillment   of   the
following conditions:

          (a)    The  representations  and
warranties of the Shareholder contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made as of the Closing Date;

          (b)   The  performance  of  this
Agreement   by  the  Company   shall   not
conflict   with  or  violate  any   order,
judgment  or  decree  applicable  to   the
Company or by which any of its assets or properties are bound or affected;

          (c)   The Shareholder shall have
delivered to the Company certificate(s) evidencing all of the Shares, together with stock powers in form satisfactory to the Company executed in blank;

          (d)   The Shareholder shall have
delivered to the Company certificate(s) evidencing all of the Voting Preferred
Shares, together with stock powers in form satisfactory to the Company executed in blank;

          (e)   The Shareholder shall have
delivered  to the Company his  resignation
as  Chairman  of  the  Company,  it  being
understood   that  the  Shareholder   will
remain a director of the Company;

          (f)   The  stockholders  of  the
Company    shall   have    approved    the
transactions    contemplated    by    this
Agreement; and

          (g)    All  conditions  to   the
closing  of  the transactions contemplated
by   the   Stock  Purchase   and   Warrant
Agreement  dated the date  hereof  between
Boston  Safe Deposit and Trust Company  of
California, or its successors, as  trustee
of   the  Richard  C.  Jelinek  Charitable
Remainder  Unitrust dated August  3,  1993
(the  "Trust") and the Company (the "Trust
Agreement") shall have been satisfied.

          7.   Conditions Precedent to the
Shareholder's      Obligations.        The
obligations of the Shareholder to sell the
Shares   and   Voting   Preferred   Shares
pursuant to this Agreement are subject  to
the    fulfillment   of   the    following
conditions:

          (a)    The  representations  and
warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made as of the Closing Date;

          (b)    The  Company  shall  have
delivered to the Shareholder (i) by wire transfer an amount equal to the Cash
Consideration, (ii) the Promissory Note, and (iii) the Warrant;

          (c)   The  stockholders  of  the
Company    shall   have    approved    the
transactions    contemplated    by    this
Agreement;

          (d)    All  conditions  to   the
closing of the transactions contemplated by the Trust Agreement shall have been satisfied.

          8.    Additional  Agreements  of
the   Shareholder.   (a)  The  Shareholder
agrees  that, for a period of  five  years
from  the  date  of  this  Agreement,  the
Shareholder  will not, without  the  prior
consent  of  the disinterested members  of
the  Board, transfer any shares of  Common
Stock  held by the Shareholder immediately
after    the   Closing   (the   "Remaining
Shares"),  or  any shares of Common  Stock
issuable  upon  exercise  of  the  Warrant
("Warrant Shares"), except as provided  in
the  following sentence.  The  restriction
set  forth above shall lapse as to 20%  of
the  Remaining Shares and as to 20% of any
outstanding   Warrant   Shares   on   each
anniversary of the date of this Agreement,
provided  that any transfer  of  Remaining
Shares or Warrant Shares as to which  such
restriction  has lapsed may only  be  made
(i) to a member of the immediate family of
the Shareholder or any trust, partnership,
or  corporation beneficially owned in  its
entirety   by  members  of  the  immediate
family of the Shareholder, (ii) as a  gift
to   any   tax-exempt   organization,   or
(iii)  in  a  transaction  satisfying  the
requirements of Rule 144 promulgated under the Securities Act of 1933.

          (b)    The  Shareholder  further
agrees that, from the date hereof through and including the fifth anniversary of the date hereof, without the Company's prior written consent, the Shareholder will not:

               (i)   acquire, announce  an
     intention   to  acquire,   offer   or
     propose  to  acquire,  or  agree   to
     acquire,  directly or indirectly,  by
     purchase   or  otherwise   beneficial
     ownership  of  any  Common  Stock  or
     other   voting  securities   of   the
     Company   (collectively  the  "Voting
     Securities")  or direct  or  indirect
     rights or options to acquire (through
     purchase,  exchange,  conversion   or
     otherwise) any Voting Securities;

               (ii)  make, or in  any  way
     participate,  directly or  indirectly
     (other than solely as a member of the
     Company's   Board  of  Directors   in
     connection with solicitations by  the
     entire  Board of Directors),  in  any
     "solicitation"  of proxies  (as  such
     terms are defined in Rule 14a-1 under
     the  Securities Exchange Act of 1934,
     as  amended (the "Exchange Act"))  to
     vote  any Voting Securities, seek  to
     advise,  encourage or  influence  any
     person or entity with respect to  the
     voting   of  any  Voting  Securities,
     initiate  or  propose any shareholder
     proposal  or  induce  or  attempt  to
     induce  any other person to  initiate
     any shareholder proposal;

               (iii)         make      any
     statement   or   proposal,    whether
     written  or  oral, to  the  Board  of
     Directors of the Company, or  to  any
     director,  officer or  agent  of  the
     Company,    or   make   any    public
     announcement  or proposal  whatsoever
     with  respect  to a merger  or  other
     business   combination,    sale    or
     transfer of assets, recapitalization,
     dividend,      share      repurchase,
     liquidation  or  other  extraordinary
     corporate   transaction   with    the
     Company  or  other transaction  which
     could  result in a change of control,
     or  solicit  or encourage  any  other
     person  to  make  such  statement  or
     proposal;

               (iv) after consummation  of
     the Closing, form, join or in any way
     participate in a "group" (within  the
     meaning  of Section 13(d)(3)  of  the
     Exchange  Act)  with respect  to  any
     securities of the Company;

               (v)   otherwise act,  alone
     or in concert with others, to seek to
     exercise   any   control   over   the
     management,  Board  of  Directors  or
     policies  of the Company, other  than
     in  the  performance  in  the  normal
     course of his duties as a director of
     the Company;

               (vi)  make a public request
     to  the  Company  (or its  directors,
     officers, shareholders, employees  or
     agents)   to  amend  or   waive   any
     provisions  of  this  Agreement,  the
     Certificate of Incorporation  or  By-
     Laws of the Company;

               (vii)      take any  action
     which  might require the  Company  to
     make  a public announcement regarding
     the  possibility  of any  transaction
     referred  to in paragraph (ii)  above
     or  similar  transaction or,  advise,
     assist or encourage any other persons
     in connection with the foregoing; or

               (viii)      disclose    any
     intention,    plan   or   arrangement
     inconsistent with the foregoing.

          (c)  The Shareholder agrees that
he  will vote in favor of approval of  the
transactions    contemplated    by    this
Agreement  at least that number of  shares
of  Common  Stock as represents  the  same
percentage  of the Shareholder's  holdings
of Common Stock as the number of shares of
Common  Stock  voted  in  favor  of   such
approval   by  holders  other   than   the
Shareholder represents of all shares voted on such proposal (excluding shares which are not present, are not voted or abstain) by holders other than the Shareholder.

          (d)  The Shareholder agrees that
he  will  resign as Chairman of the  Board
(while remaining a director) concurrently with the closing of the purchase and sale contemplated herein.

          9.    Additional  Agreements  of
the  Company.  The Company agrees that  it
will  use  its reasonable best efforts  to
cause  its  upcoming  Annual  Meeting   of
Stockholders (the "Annual Meeting") to  be
held   on   March  3,  1997  or  as   soon
thereafter  as practicable, that  it  will
seek    approval   of   the   transactions
contemplated  in  this  Agreement  at  the
Annual  Meeting, and that it will promptly
prepare  and file with the Securities  and
Exchange  Commission  ("SEC")  preliminary
proxy   materials,  and  as  promptly   as
practicable  following  SEC  review,  mail
definitive     proxy     materials      to
stockholders,  in  connection   with   the
Annual Meeting.

          10.   Registration Rights.   The
Shareholder   shall  have  the   following
rights with respect to the Warrant Shares.

          10.1    Demand    Registrations.
(a)   Upon  the  written  request  of  the
Shareholder that the Company register  all
or  part of the Warrant Shares then  owned
by    the   Shareholder   or   which   the
Shareholder  has a right to  acquire  upon
exercise  of  the Warrant  (which  request
shall   satisfy   the   requirements    of
paragraph  (c) of this Section 10.1),  the
Company shall, subject in all cases to the
provisions  of  paragraph  (b)   of   this
Section    10.1,   thereupon,   use    its
reasonable  best  efforts  to  cause   the
Warrant  Shares specified in such  request
to   be   so   registered   as   soon   as
practicable,  but not later than  90  days
after   the   date  of  the  Shareholder's
written request to register.

          (b)  The Company's obligation to
register all or part of the Warrant Shares pursuant to paragraph (a) of this Section
10.1 shall in all cases be subject to the following limitations and qualifications:

               (i)    The  Company   shall
     (x)  be  required to effect only  one
     such     registration     if     such
     registration is ordered  or  declared
     effective and (y) not be obligated to
     file a registration statement at  any
     time  if  a  special  audit  of   the
     Company  would  be  required  by  the
     rules   and   regulations   of    the
     Securities  and  Exchange  Commission
     (the   "Commission")  in   connection
     therewith; and

               (ii)  The Company shall  be
     entitled to postpone for a reasonable
     period of time not to exceed 90  days
     the   filing   of  any   registration
     statement  otherwise required  to  be
     prepared and filed by it if,  at  the
     time   it  receives  a  request   for
     registration, the Company determines,
     in its reasonable judgment, that such
     registration     would     materially
     interfere    with   any    financing,
     acquisition, corporate reorganization
     or  other  material transaction  then
     being  contemplated by its  Board  of
     Directors, involving the Company, and
     promptly    gives   the   Shareholder
     written  notice of such determination
     and  the  reasons therefor,  provided
     that the Company shall not defer  its
     obligations in this manner more  than
     twice in any twelve month period  and
     the   Company  shall  not  defer  its
     obligations   until  90   days   have
     expired after any prior deferral.  In
     such  event,  the  Shareholder  shall
     have   the  right  to  withdraw   the
     request  for registration  by  giving
     written notice to the Company  within
     30  days after receipt of the  notice
     of postponement (and, in the event of
     such  withdrawal, such request  shall
     be  ignored for purposes of  counting
     the  demand registration to which the
     Shareholder  is entitled pursuant  to
     this paragraph (b)).

          For  purposes of this  paragraph
(b),  "special audit" shall mean an  audit
other than a year-end audit, requiring  an
opinion   of   the  Company's  independent
public accountants.

          (c)   Any written request of the
Shareholder made pursuant to paragraph (a) of this Section 10.1 shall:

               (i)  specify the number  of
     the    Warrant   Shares   which   the
     Shareholder  intends  to  offer   and
     intends to sell;

               (ii)    state   the    firm
     intention of the Shareholder to offer
     such shares for sale;

               (iii)       describe    the
     intended  method  of distribution  of
     such shares; and

               (iv) contain an undertaking
     on  the  part  of the Shareholder  to
     provide  all  such  information   and
     materials  concerning the Shareholder
     and  take all such action as  may  be
     required  to  permit the  Company  to
     comply     with    all     applicable
     requirements of the Commission and to
     obtain  acceleration of the effective
     date of the registration statement.

          10.2               Participation
Registrations.  (a) If, at any  time  from
the date hereof, the Company shall propose
to  register under the Securities  Act  an
offering of Common Stock to be offered and
sold  by  it or any stockholder, it  shall
give   written  notice  of  such  proposed
registration   to   the   Shareholder   as
promptly as possible and shall, subject in
all cases to paragraph (b) of this Section
10.2,  use its reasonable best efforts  to
include in the offering such number of the
Warrant   Shares   then   owned   by   the
Shareholder   as  the  Shareholder   shall
request,  within 10 days after the  giving
of  such  notice,  to  be  included,  such
offering   to  be  upon  the  same   terms
(including the method of distribution) as the Common Stock being sold by the Company pursuant to any such offering.

          (b)  The Company's obligation to
include the Warrant Shares owned by the Shareholder in any offering pursuant to paragraph (a) of this Section 10.2 shall in all cases be subject to the following limitation and qualifications:

               (i)   The Company shall not
     be  required  to give notice  to  the
     Shareholder or include such shares in
     any such registration if the proposed
     registration is (x) a registration of
     stock option or compensation plan  or
     of the Company Common Stock issued or
     issuable  pursuant to any such  plan,
     or  (y) a registration of the Company
     Common Stock proposed to be issued in
     exchange for securities or assets of,
     or  in  connection with a  merger  or
     consolidation      with,      another
     corporation;

               (ii)   The   Company    may
     require  that  the  number  of   such
     shares  requested to be  included  in
     such registration be reduced, or that
     all  such shares be excluded from any
     such  registration, if it is  advised
     in    writing    by   its    managing
     underwriter  that such  reduction  or
     exclusion,  as the case  may  be,  is
     necessary to permit the orderly  sale
     and  distribution of  the  securities
     being  offered by the  Company.   Any
     reduction  shall  be  made  pro  rata
     among  all  Selling  Shareholders  in
     proportion to the relative number  of
     shares   sought   by   each   to   be
     registered.   If  the  Company  shall
     require   such   a   reduction,   the
     Shareholder shall have the  right  to
     withdraw from the offering;

               (iii)     The Company  may,
     in  its  sole discretion and  without
     the   consent   of  the  Shareholder,
     withdraw  such registration statement
     and abandon the proposed offering  in
     which  the  Shareholder had requested
     to participate; and

               (iv)  The Company shall  be
     required  to  effect  only  one  such
     registration;   provided   that   the
     Shareholder's  right to  registration
     under  this  Section 10.2  shall  not
     expire   unless   all   shares    the
     Shareholder   has   requested   under
     Section 10.2(a) to be registered have
     been so registered.

          10.3  Certain Covenants  of  the
Company.   (a)  In  connection  with   any
registration   of   the   Warrant   Shares
undertaken  by  the  Company  pursuant  to
Section  10.1  and, if and to  the  extent
appropriate, Section 10.2, the Company shall:

               (i)   prepare and file with
     the    Commission   a    registration
     statement with respect to such shares
     and  use  its best efforts  to  cause
     such registration statement to become
     effective;

               (ii)  prepare and file with
     the  Commission  such amendments  and
     supplements   to  such   registration
     statement and the prospectus used  in
     connection  therewith   as   may   be
     necessary  to  keep such registration
     statement current for such period not
     to exceed 270 days as the Shareholder
     shall request and to comply with  the
     provisions of the Securities Act with
     respect  to  the  sale  of  all   the
     Warrant   Shares  covered   by   such
     registration  statement  during  such
     period;

               (iii)        provide    the
     Shareholder  a reasonable opportunity
     to   review  and,  in  the  case   of
     registrations  effected  pursuant  to
     Section 10.1, approve prior to filing
     (x)  any registration statement filed
     by  the Company in connection with  a
     registration  effected  pursuant   to
     Section 10.1 or Section 10.2 and  (y)
     any amendments or supplements to such
     registration   statement   and    any
     prospectus    used   in    connection
     therewith;

               (iv)    furnish   to    the
     Shareholder such number of  conformed
     copies of such registration statement
     and   of  each  such  amendment   and
     supplement  thereto  (in  each   case
     including all exhibits), such  number
     of  copies of the prospectus included
     in    such   registration   statement
     (including      each      preliminary
     prospectus       and       prospectus
     supplement), copies of which  are  in
     conformity  with the requirements  of
     the  Securities Act, and  such  other
     documents  as  the  Shareholder   may
     reasonably   request  in   order   to
     facilitate  the sale of  the  Warrant
     Shares  covered by such  registration
     statement;

               (v)   use  its best efforts
     to  register  or qualify the  Warrant
     Shares  covered by such  registration
     statement under such other securities
     or    blue    sky   laws   of    such
     jurisdictions   as  the   Shareholder
     shall reasonably request, and do  any
     and  all other acts and things  which
     may   be   reasonably  necessary   or
     advisable  to enable the  Shareholder
     to   consummate  the  sale  in   such
     jurisdictions   of    such    shares;
     provided  that the Company shall  not
     for  any such purpose be required  to
     qualify generally to do business as a
     foreign    corporation     in     any
     jurisdiction wherein it would not but
     for    the   requirements   of   this
     paragraph (v) be obligated to  be  so
     qualified,  to  subject   itself   to
     taxation in any such jurisdiction  or
     to  consent  to  general  service  of
     process in any such jurisdiction;

               (vi)       notify       the
     Shareholder,  at  any  time  when   a
     prospectus  relating to  the  Warrant
     Shares  covered by such  registration
     statement is required to be delivered
     under  the  Securities  Act,  of  the
     Company's  becoming  aware  that  the
     prospectus    included    in     such
     registration statement,  as  then  in
     effect,  includes an untrue statement
     of  a material fact or omits to state
     any  material  fact  required  to  be
     stated  therein or necessary to  make
     the statements therein not misleading
     in  light  of the circumstances  then
     existing, and at the request  of  the
     Shareholder   promptly  prepare   and
     furnish   to   the   Shareholder    a
     reasonable  number  of  copies  of  a
     prospectus supplemented or amended so
     that, as thereafter delivered to  the
     purchasers   of  such  shares,   such
     prospectus   shall  not  include   an
     untrue  statement of a material  fact
     or  omit  to  state a  material  fact
     required  to  be  stated  therein  or
     necessary   to  make  the  statements
     therein  not misleading in  light  of
     the circumstances then existing;

               (vii)       use  its   best
     efforts  to  cause  all  the  Warrant
     Shares  covered by such  registration
     statement  to  be  listed   on   each
     securities    exchange    on    which
     securities  of the same class  issued
     by the Company are then listed or, if
     there  shall then be no such listing,
     to   be  accepted  for  quotation  on
     NASDAQ;

               (viii)        provide     a
     transfer agent and registrar for  the
     Warrant   Shares  covered   by   such
     registration statement not later than
     the    effective   date    of    such
     registration statement; and

               (ix)    enter   into   such
     agreements (including an underwriting
     agreement in customary form) and take
     such other actions as the Shareholder
     reasonably  requests  in   order   to
     expedite     or    facilitate     the
     disposition of such shares.

          (b)   The Company shall take all
reasonable  actions  necessary  so  as  to
enable  the Shareholder to make  sales  of
the  Warrant Shares under Rule 144 (or any
successor  rule) under the Securities  Act
and  in  accordance with applicable  laws,
rules and regulations, the requirements of
the  Company's transfer agent(s), and  the
reasonable  requirements  of  the   broker
through which the sales are proposed to be executed.

          (c)  From and after the date  of
this  Agreement,  the Company  shall  not,
without   the  written  consent   of   the
Shareholder,  enter  into  any   agreement
granting  to  any  person  or  entity  any
registration   rights   that   are    more
favorable than the registration rights granted to the Shareholder under this Note, unless the same rights are granted to the Shareholder.

          10.4  Standstill.  In the  event
of   a  registered  public  offering,  the
Shareholder    will   agree    with    the
underwriters not to sell any Shares for up
to  180 days following commencement of the
offering  if  and only if the  Shareholder
has   been  offered  the  opportunity   to
participate  in  the  offering   and   the
underwriters have not reduced the number of shares that the Shareholder may sell.

          10.5    Expenses.     (a)    The
Shareholder  shall  pay all  out-of-pocket
expenses   incurred  by  the  Company   in
connection  with any registration  of  the
Warrant  Shares pursuant to  Section  10.1
including,    without   limitation,    all
registration  and  filing  fees,  printing
expenses,      underwriting     discounts,
commissions   and   expenses,   fees   and
disbursements   of  the  Company's   legal
counsel  and accountants, transfer  agents
and registrars, and expenses incidental to
any  post-effective amendment to any  such
registration statement.  For  purposes  of
this    Section    10.5,    "out-of-pocket
expenses"  shall not include  salaries  of
the    Company   employees   or   expenses
attributable to the Company's corporate overhead.

          (b)    In  connection  with  any
registration pursuant to Section 10.2, the
Company  shall  pay all  registration  and
filing   fees,   underwriting   discounts,
commissions and expenses (other than those
attributable  to the Warrant Shares  being
sold   by   the   Shareholder),   printing
expenses,  fees and disbursements  of  the
Company's  legal counsel and  accountants,
transfer  agents and registrars fees,  and
expenses  incidental to any post-effective
amendment   to   any   such   registration
statement.  The Shareholder shall pay  all
other  out-of-pocket expenses attributable
to  the  inclusion in the offering of  the
Warrant Shares being sold by it including,
without   limitation,   registration   and
filing  fees  and underwriting  discounts,
commissions   and  expenses   attributable
thereto and fees and disbursements of  the
Shareholder's    legal     counsel     and
accountants.

          10.6  Indemnification.   (a)  In
the case of each registration effected  by
the  Company pursuant to Section  10.1  or
Section   10.2,  the  Company  agrees   to
indemnify    and   hold    harmless    the
Shareholder,  each  underwriter   of   the
Warrant  Shares  so  registered  and  each
person  who  controls any such underwriter
within  the meaning of Section 15  of  the
Securities  Act,  against  any   and   all
losses, claims, damages or liabilities  to
which  they  or  any of  them  may  become
subject  under the Securities Act  or  any
other statute or common law, including any
amount   paid   in   settlement   of   any
litigation,  commenced or  threatened,  if
such  settlement  is  effected  with   the
written  consent  of  the  Company,  which
consent  is  not unreasonably withheld  in
light  of  all factors which are important
to   such   indemnified  party,   and   to
reimburse  them  for any  legal  or  other
expenses  incurred by them  in  connection
with   investigating   any   claims    and
defending any actions, insofar as any such
losses,  claims, damages,  liabilities  or
actions  arise  out of or are  based  upon
(i) any untrue statement or alleged untrue
statement of a material fact contained  in
the registration statement relating to the
sale  of the Warrant Shares, or any  post-
effective   amendment  thereto,   or   the
omission  or  alleged  omission  to  state
therein  a  material fact required  to  be
stated  therein or necessary to  make  the
statements   therein  not  misleading   or
(ii)   any  untrue  statement  or  alleged
untrue   statement  of  a  material   fact
contained  in any preliminary  prospectus,
if  used  prior to the effective  date  of
such  registration statement, or contained
in  the  final prospectus (as  amended  or
supplemented  if  the Company  shall  have
filed  with  the Commission any  amendment
thereof  or  supplement thereto)  if  used
within the period during which the Company
is   required  to  keep  the  registration
statement to which such prospectus relates
current,   or  the  omission  or   alleged
omission to state therein (if so  used)  a
material fact necessary in order  to  make
the  statements therein, in light  of  the
circumstances under which they were  made,
not  misleading; provided,  however,  that
the indemnification agreement contained in
this paragraph (a) shall not (x) apply  to
such  losses, claims, damages, liabilities
or  actions arising out of, or based upon,
any   such  untrue  statement  or  alleged
untrue statement, or any such omission  or
alleged  omission,  if such  statement  or
omission was made in reliance upon and  in
conformity  with information furnished  in
writing  to the Company by the Shareholder
or  such underwriter for use in connection
with  the  preparation of the registration
statement,  any preliminary prospectus  or
final   prospectus   contained   in    the
registration  statement, or any  amendment
or supplement thereto, or (y) inure to the
benefit  of any underwriter or any  person
controlling  such  underwriter,  if   such
underwriter failed to send or give a  copy
of  the  final  prospectus to  the  person
asserting  the claim at or  prior  to  the
written  confirmation of the sale  of  the
Warrant Shares to such person and  if  the
untrue statement or omission concerned had
been  corrected in such final  prospectus.
Notwithstanding the foregoing, the Company
agrees    to    be   subject    to    such
indemnification      and      contribution
provisions   as   the   underwriters   may
reasonably request in connection with  any
underwritten  offering  and  that  to  the
extent    that    the    provisions     on
indemnification and contribution contained
in the underwriting agreement entered into
in  connection with such offerings are  in
conflict  with  the foregoing  provisions,
the   provisions   in   the   underwriting
agreement shall control.

          (b)    In   the  case  of   each
registration  effected  by   the   Company
pursuant  to  Section 10.1  or  10.2,  the
Shareholder  and each underwriter  of  the
Warrant Shares to be registered (each such
party and such underwriters being referred
to  severally in this paragraph (b) as the
"indemnifying party") shall agree  in  the
same manner and to the same extent as  set
forth  in  paragraph (a) of  this  Section
10.6  to  indemnify and hold harmless  the
Company,  each  person  who  controls  the
Company, the directors of the Company  and
those  of  its  officers  who  shall  have
signed  any  such registration  statement,
with  respect  to any untrue statement  or
alleged  untrue statement in, or  omission
or    alleged    omission    from,    such
registration   statement  or   any   post-
effective   amendment   thereto   or   any
preliminary prospectus or final prospectus
(as amended or as supplemented, if amended
or supplemented as aforesaid) contained in
such   registration  statement,  if   such
statement or omission was made in reliance
upon  and  in  conformity with information
furnished  in  writing to the  Company  by
such  indemnifying party specifically  for
use in connection with the preparation  of
such   registration   statement   or   any
preliminary prospectus or final prospectus
contained  in such registration  statement
or   any   such  amendment  or  supplement
thereto.

          (c)    Each  indemnified   party
shall,  with  reasonable promptness  after
its  receipt  of  written  notice  of  the
commencement  of any action  against  such
indemnified  party  in  respect  of  which
indemnity   may   be   sought   from    an
indemnifying  party  on  account   of   an
indemnity  agreement  contained  in   this
Section   10.6,  notify  the  indemnifying
party   in  writing  of  the  commencement
thereof.  In case any such action shall be
brought against any indemnified party  and
it  shall so notify an indemnifying  party
of    the   commencement   thereof,    the
indemnifying  party shall be  entitled  to
participate therein and, to the extent  it
may   wish,   jointly   with   any   other
indemnifying party similarly notified,  to
assume  the  defense thereof with  counsel
reasonably    satisfactory     to     such
indemnified  party, and after notice  from
the indemnifying party to such indemnified
party  of  its election so to  assume  the
defense  thereof,  the indemnifying  party
shall  not  be liable to such  indemnified
party  under  this Section  10.6  for  any
legal   or   other  expenses  subsequently
incurred  by  such  indemnified  party  in
connection with the defense thereof  other
than  reasonable  costs of  investigation.
Notwithstanding   the    foregoing,    the
indemnifying party shall promptly  pay  as
incurred  the reasonable fees and expenses
of the counsel retained by the indemnified
party  in  the  event (i) the indemnifying
party and the indemnified party shall have
mutually agreed to the retention  of  such
counsel or (ii) the named parties  to  any
such  proceeding (including any  impleaded
parties)  include  both  the  indemnifying
party  and the indemnified party  and  the
indemnified  party shall  have  reasonably
concluded  that there may  be  a  conflict
between  the positions of the indemnifying
party   and  the  indemnified   party   in
conducting the defense of any such  action
or   that  there  may  be  legal  defenses
available   to  it  or  other  indemnified
parties  that  are different  from  or  in
addition   to  those  available   to   the
indemnifying    party.    The    indemnity
agreements in this Section 10.5 shall be in addition to any liabilities which the indemnifying parties may have pursuant to law.

          11.    Cooperation,  Etc.    The
Company   and   the   Shareholder    shall
cooperate and use all efforts to take  all
action,  and  to do all things  necessary,
proper or advisable to consummate the sale
of  the  Shares  to  the  Company  and  to
otherwise  consummate and  make  effective
the   transactions  contemplated  by  this
Agreement,  and shall refrain from  taking
any  action  that  shall  be  inconsistent
with,  or  contrary  to,  this  Agreement.
Each of the parties hereto shall cooperate
and  use all reasonable efforts to  resist
any   attempts   to   impose   any   legal
prohibition or restraint on the purchase and sale of the Shares in accordance herewith and, in the event thereof, to remove, vacate and/or reverse any such prohibition or restraint.

          12.   Expenses.  The Shareholder
shall be responsible for any legal fees or
other expenses incurred by the Shareholder
in   connection   with  the   transactions
contemplated   by  this  Agreement.    The
Company shall be responsible for any legal
fees  or other expenses incurred by it  in
connection     with    the    transactions
contemplated by this Agreement including the fees due to the investment banking firm of Punk, Ziegel & Knoell ("Punk
Ziegel") and the expenses of preparation, printing and mailing of the Company's proxy statement.

          13.      Non-Disclosure.     The
Company  and  the Shareholder  acknowledge
that  disclosure concerning this Agreement
is  required by law, and agree  that  each
party  will have the opportunity to review
the   Company's   proxy   materials,   the
Company's   8-K   (if   any)    and    the
Shareholder's  Amendment to  Schedule  13D
with  respect to this Agreement  prior  to
the   filing  thereof.   Except  for  such
filings and except to the extent otherwise
required  by law, neither the Company  nor
the  Shareholder shall make any disclosure
of  the  terms  hereof or the negotiations
with  respect hereto (other  than  to  the
parties  hereto  and their representatives
and  advisors) except pursuant to a  press
release which shall be approved by all  of
the  parties  hereto prior to the  release
thereof.    The  Shareholder  (and   their
agents  and advisors) shall not  make  any
disparaging public statements with respect
to  the  Company or any of its  employees,
and the Company (and its employees, agents
and  advisors)  shall make no  disparaging
public    statements    concerning     the
Shareholder.

          14.   Amendments; Waivers.  This
Agreement shall not be modified, amended, altered or supplemented, nor shall any provision of this Agreement be waived, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

          15.   Assignments;   Successors.

          (a)   Neither the  Company   nor
the Shareholder shall assign any of their rights or delegate any of their duties under this Agreement.

          (b)   This  Agreement  shall  be
binding upon, inure to the benefit of, and
be  enforceable  by, the  parties  hereto.
Nothing  expressed or referred to in  this
Agreement   is  intended   or   shall   be
construed  to give any person  other  than
the parties to this Agreement any legal or
equitable right, remedy or claim under  or
in   respect  of  this  Agreement  or  any
provision contained herein.

          16.   Specific  Performance  and
Injunctive  Relief.   The  parties  hereto
agree  that irreparable damage would occur
in   the  event  of  the  breach  of   any
provision of this Agreement and  that  the
parties  shall  be  entitled  to  specific
performance  of  the  terms   hereof,   in
addition to any other remedy at law or equity.

          17.   Notices.  All notices  and
other    communications    provided    for
hereunder  shall be in writing  (including
telex  and  telecopy  communication)   and
shall  be  sent by mail, telex, telecopier
or  hand delivery:  (i) if to the Company,
at its address at One Rotary Center, Suite
1111,       Evanston,      IL       60201,
Attention: Patrick C. Sommers, or (ii) if to the Shareholder, at 0312 Ridge Road,
Aspen, Colorado 81611.

          18.     Governing   Law.    This
Agreement  shall  be  governed   by,   and
construed in accordance with, the laws  of
the   State  of  Illinois  applicable   to
contracts executed in and to be performed in that State.

          19.   Headings.  The descriptive
headings  contained in this Agreement  are
included for convenience of reference only
and  shall  not  affect  in  any  way  the
meaning   or   interpretation   of    this
Agreement.

          20.      Counterparts.      This
Agreement may be executed in one  or  more
counterparts, and by the different parties
hereto  in separate counterparts, each  of
which when executed shall be deemed to  be
an   original  but  all  of  which   taken
together shall constitute one and the same agreement.

          IN  WITNESS WHEREOF, the parties
hereto have caused this Agreement to be executed as of the date first written above.

                    MEDICUS SYSTEMS
                    CORPORATION



            By  /s/ Patrick C. Sommers
            --------------------------

                    Patrick C. Sommers,
                    President and Chief
                    Executive Officer


                    THE SHAREHOLDER


             By /s/ Richard C. Jelinek
             -------------------------
                    Richard C. Jelinek

DRAFT                             EXHIBIT A

$1,100,000[$900,000]      Evanston,Illinois
                            [_______, 1997]


      MEDICUS  SYSTEMS CORPORATION

            PROMISSORY NOTE

          The  undersigned Medicus Systems
Corporation,  a Delaware corporation  (the
"Company"), hereby promises to pay to  the
order  of  Richard C. Jelinek[Boston  Safe
Deposit  and  Trust Company of California,
or  its  successors,  as  trustee  of  the
Richard  C.  Jelinek Charitable  Remainder
Unitrust   dated  August  3,  1993]   (the
"Payee"),  at the offices of the  Company,
located at One Rotary Center, Suite  1111,
Evanston,    Illinois   60201-4802,    the
aggregate principal sum of One Million One
Hundred Thousand Dollars ($1,100,000)[Nine
Hundred Thousand Dollars ($900,000)], in the amounts and on the maturity dates specified below, with interest from the date hereof, payable monthly and on the final maturity date, at the rate of 8% per annum in lawful money of the United States of America.

          Fifty  percent of the  principal
amount  of  this Note shall be payable  on
[__________],     1998.    The   remaining
principal amount of this Note and all accrued, unpaid interest shall be payable on [___________], 1999. Interest on the outstanding principal amount of this Note shall be payable monthly on the last day of each month and at maturity.

          The  Company, at its option, may
prepay, at any time or from time to  time,
all  or any part of the principal sum then
remaining   due  on  this   Note   without
penalty.

          Any  interest  not  paid  within
five days after notice of nonpayment given
to  the  Company shall bear interest  from
the due date at a rate per annum equal  to
five  percentage points greater  than  the
interest  rate provided above,  compounded
monthly  until  paid.   Interest  on   any
unpaid    principal   following   maturity
(whether by acceleration or by its  terms)
shall likewise be payable from the date of
maturity at a rate per annum equal to five
percentage   points   greater   than   the
interest  rate provided above,  compounded
monthly until paid.  In no event shall the
aggregate interest rate payable under this
Note exceed the maximum rate permitted  by
law.   The interest rate otherwise payable
hereunder shall be reduced to the extent necessary to comply with the preceding sentence.

          At  the  option  of  the  holder
hereof, exercised by written notice to the
Company,  this   Note   and   all  accrued
interest thereon forthwith shall become due and payable when any one or more of the following events of default shall have occurred and be continuing:

          1.    The Company shall fail  to
pay when due any principal or interest under this Note if such failure to pay shall continue uncured for a period of five days;

          2.    The  maturity date of  any
other debt of the Company is accelerated;

          3.    The Company shall (i) have
an  order for relief entered with  respect
to  it  under the Federal Bankruptcy Code,
(ii)  not  pay,  or admit in  writing  its
inability  to pay, its debts generally  as
they  become due, (iii) make an assignment
for  the benefit of creditors, (iv)  apply
for, seek, consent to, or acquiesce in the
appointment  of  a  receiver,   custodian,
trustee,  examiner, liquidator or  similar
official for it or any substantial part of
its property, (v) institute any proceeding
seeking  an  order  for relief  under  the
Federal  Bankruptcy Code  or  any  similar
state statute or seeking to adjudicate  it
a   bankrupt  or  insolvent,  or   seeking
dissolution,   winding  up,   liquidation,
reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (vi) take any corporate action to authorize or effect any of the foregoing actions set forth in this paragraph 2 or (vii) fail to contest in good faith any appointment or proceeding described in paragraph 3; or

          4.    Without  the  application,
approval  or  consent of  the  Company,  a
receiver, trustee, examiner, liquidator or
similar  official shall be  appointed  for
the Company or any substantial part of its
property,  or  a proceeding  described  in
subparagraph  (v)  of  paragraph  2  above
shall  be  instituted against the  Company
and     such     appointment     continues
undischarged or such proceeding continues undismissed or unstayed for a period of 30 consecutive days.

          Any notice or other document  to
be delivered to a party hereto pursuant to
this  agreement  shall  be  delivered   in
person  or  by Federal Express,  Overnight
Delivery,  or  United States General  Post
Office  Express  Mail  Next  Day  Service,
addressed  if  to the Company  to  Medicus
Systems  Corporation, One  Rotary  Center,
Suite 1111, Evanston, Illinois 60201-4802,
attention Patrick C. Sommers, with a  copy
to  William G. Brown, Bell, Boyd &  Lloyd,
Three   First  National  Plaza,  70   West
Madison    Street,    Chicago,    Illinois
60602-4207   and  if  to  the   Payee   to
Richard  C.  Jelinek,  0312  Ridge   Road,
Aspen, Colorado 81611[Mellon Private Asset
Management, Boston Safe Deposit and  Trust
Company  of  California,  400  South  Hope
Street,    Suite   400,    Los    Angeles,
California     90071,    attention     Ms.
M. Patricia Whiteley]. Any such notice or other document so delivered by Federal
Express or the United States Mail shall be deemed delivered on the second business day following the day on which the same is deposited with Federal Express or at any appropriate United States Post Office so addressed.

          This  Note  is  made  under  and
pursuant to the laws of the State of Illinois and is to be construed pursuant to such laws.

       MEDICUS SYSTEMS CORPORATION


                        Patrick C. Sommers
                        -------------------
                        Patrick C. Sommers,
                        President And Chief
                        Executive Officer

                                 EXHIBIT B


 Warrant to Subscribe for 220,000 Shares

      MEDICUS SYSTEMS CORPORATION
 STOCK EXCHANGE AND SUBSCRIPTION WARRANT

To Subscribe for and Purchase Common Stock of Medicus Systems Corporation

     THIS   CERTIFIES   that   for   value
received, Richard C. Jelinek [Boston  Safe
Deposit  and  Trust Company of California,
or  its  successors,  as  trustee  of  the
Richard  C.  Jelinek Charitable  Remainder
Unitrust   dated   August   3,   1993](the
"Shareholder")  is entitled  to  subscribe
for  and  purchase  from  Medicus  Systems
Corporation,  a Delaware corporation  (the
"Company"),  at  the price  of  $8.00  per
share (as adjusted as provided herein, the
"Warrant  Purchase  Price")  at  any  time
after  the  date hereof to  and  including
[____________],   2007,   220,000[180,000]
fully paid and non-assessable shares of the Company's Common Stock, par value $.01 per share.

     This   Warrant  is  subject  to   the
following     provisions,    terms     and
conditions:

     1.  Exercise.

     1.1      Exercise;    Issuance     of
Certificates;  Cash Payment.   The  rights
represented   by  this  Warrant   may   be
exercised by the holder hereof,  in  whole
or  in  part  (but not as to a  fractional
share  of  Common Stock), by the surrender
of this Warrant at the principal office of
the  Company  (or  such  other  office  or
agency  of the Company as it may designate
by notice in writing to the holder hereof)
and  upon payment to it by certified check
or  bank  draft of the purchase price  for
such shares; provided that the Company may
require, in the Company's sole discretion,
that  the Purchase Price be paid in  whole
or  in  part  by delivery of  certificates
representing   Common  Stock   with   duly
executed  stock  powers  in  blank.    The
Company   agrees  that   the   shares   so
purchased  shall be and are deemed  to  be
issued  to the holder hereof as the record
owner  of  such shares as of the close  of
business on the date on which this Warrant
shall  have  been surrendered and  payment
made of such shares as aforesaid.  Subject
to  the  provisions of the next succeeding
paragraph, certificates for the shares  of
stock  so purchased shall be delivered  to
the  holder  hereof  within  a  reasonable
time,  not  exceeding ten days, after  the
rights  represented by this Warrant  shall
have  been so exercised, and, unless  this
Warrant   has   expired,  a  new   Warrant
representing the number of shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the holder hereof within such time.

     1.2      Payment.   If  the   Company
requires payment of the Purchase Price  in
whole   or   in   part  by   delivery   of
certificates  representing  Common   Stock
with  duly executed stock powers in blank,
in  all  cases  other than  those  special
cases  described below in this  paragraph,
the  shares of Common Stock delivered (the
"Delivered  Shares")  in  payment  of  the
Purchase  Price  shall be  valued  at  the
average  of  the closing sales prices  per
share  of  the  Common Stock  for  the  30
consecutive   calendar  days   immediately
preceding the closing of the exercise.  In
the  event  of  a registered  underwritten
public  offering of Common  Stock  of  the
Company at substantially the same time as,
and  coordinated with, the exercise of the
Warrant,  the  Delivered  Shares  will  be
valued  at  the  net sales  price  of  the
shares  offered  to the  public.   In  the
event of a merger, reorganization, sale of assets, or sale of substantially all of the stock of the Company which closes at substantially the same time as, and is coordinated with, the exercise of the Warrant, the Delivered Shares will be valued at their fair market value at the time of closing of such transaction.

     1.3   Notification of Requirement  to
Deliver Common Stock.  The Company  agrees
that  it  will notify the holder  of  this
Warrant, at the request of the holder,  of
whether  it  will  require  payment   upon
exercise  in  cash  or  Delivered   Shares
within the 30 day period following the date of such request.

     1.4   Adjustment to Delivered Shares.
In the event of any transaction resulting in an adjustment to the exercise price of this Warrant, a similar adjustment will be made to the Delivered Shares to the extent necessary or appropriate.

     2.   Legend.   Each stock certificate
shall bear a legend in substantially the following form:

          "The  shares represented by this
     certificate (the "Shares")  have  not
     been  registered under the Securities
     Act  of  1933  (the "Act"),  and  the
     holder   hereof,  by  his  acceptance
     hereof, acknowledges and agrees  that
     the  Shares must be held indefinitely
     unless  (i) a registration  statement
     relating to the Shares and describing
     the   proposed  transfer  has  become
     effective under the Act or  (ii)  the
     Corporation has received  an  opinion
     of   its   counsel,  or  of   counsel
     satisfactory to it, that the proposed
     transfer   will   not   violate   the
     registration requirements of the Act.
     The  Corporation will furnish without
     charge  to  each stockholder  who  so
     requests a description of the powers,
     designations,     preferences     and
     relative, participating, optional  or
     other special rights of each class of
     stock  of  the Corporation or  series
     thereof   and   the   qualifications,
     limitations or restrictions  of  such
     preferences and/or rights, as well as
     a  description of restrictions agreed
     to  by  the  original holder  of  the
     Shares.   The  Shares represented  by
     this  certificate have been  acquired
     for  investment and have been  issued
     on  the  condition that they will  be
     held for investment purposes only and
     not for distribution."

     3.    Shares   to  be   Fully   Paid;
Reservation   of  Shares.    The   Company
covenants and agrees that all shares which
may  be  issued upon the exercise  of  the
rights  represented by this Warrant  will,
upon   issuance,   be   fully   paid   and
nonassessable  and free  from  all  taxes,
liens  and  charges with  respect  to  the
issue thereof and the Company will at  all
times  keep  in  reserve  such  number  of
shares  of Common Stock as may be required
for  issuance  to the holder  hereof  upon
exercise  of  this Warrant.   The  Company
covenants to use reasonable efforts to amend its certificate of incorporation to increase the number of authorized shares if necessary to reserve sufficient shares as required by the preceding sentence.

     4.   Adjustment  of Warrant  Purchase
Price. The above provisions are, however, subject to the following:

     4.1   Stock  Dividends, Subdivisions,
Combinations, Rights, Warrants, and  Other
Events. The Warrant Purchase Price shall be adjusted from time to time as follows:

     (a)    In  case  the  Company   shall
(i)  pay  a  dividend on Common  Stock  in
Common   Stock,   (ii)    subdivide    its
outstanding Common Stock, or (iii) combine
its   outstanding  Common  Stock  into   a
smaller  number  of  shares,  the  Warrant
Purchase Price in effect immediately prior
thereto  shall  be adjusted  so  that  the
Shareholder shall be entitled  to  receive
the  number of shares of Common  Stock  of
the  Company which he would have owned  or
have   been   entitled  to  receive   upon
exercise   of  this  Warrant   after   the
happening of any of the events described above had such exercise been effected immediately prior to the happening of such event.

     (b)   In case the Company shall issue
Common   Stock   or   any   Common   Stock
Equivalent  (as  defined  below)  to   any
Person  or entity, or in case the  Company
shall  issue  any  securities,  rights  or
warrants  to  all holders  of  its  Common
Stock  entitling them to subscribe for  or
purchase Common Stock, in either case,  at
a  price  per share less than the  current
market price per share of Common Stock (as
defined in Subdivision (d) below)  at  the
date  of issuance of such Common Stock  or
Common  Stock  Equivalents or  the  record
date for the determination of stockholders
entitled   to  receive  such   rights   or
warrants, as the case may be, the  Warrant
Purchase  Price and the number  of  shares
which the holder of this Warrant shall  be
entitled to purchase in effect immediately
prior   thereto  shall  be   adjusted   as
follows:

          (i)  the Warrant Purchase  Price
     shall be multiplied by a fraction, of
     which  the denominator shall  be  the
     number  of  shares  of  Common  Stock
     outstanding on such date of  issuance
     or  record date, as the case may  be,
     plus  the number of additional shares
     of  Common  Stock issued or  issuable
     pursuant   to   such   Common   Stock
     Equivalent     or     offered     for
     subscription  or  purchase,  and   of
     which  the  numerator  shall  be  the
     number  of  shares  of  Common  Stock
     outstanding on such date of  issuance
     or  record  date plus the  number  of
     shares  of  Common  Stock  which  the
     aggregate issue, purchase or offering
     price  of the total number of  shares
     of  Common Stock so issued or offered
     would purchase at such current market
     price per share of Common Stock; and

          (ii)  the  number of  shares  of
     Common Stock of the Company which the
     holder  shall be entitled to  receive
     shall   be  adjusted  to  equal   the
     quotient  obtained  by  dividing  the
     existing aggregate exercise price  by
     the Warrant Purchase Price determined
     above in this sentence.

Such adjustment shall be made successively
whenever  any  such Common  Stock,  Common
Stock  Equivalent, rights or warrants  are
issued.  In determining whether any Common
Stock or Common Stock Equivalent has  been
issued  at  less than such current  market
price   or   whether  any   Common   Stock
Equivalents,  rights or  warrants  entitle
holders   to  subscribe  for  or  purchase
shares  of Common Stock at less than  such
current  market price, and in  determining
the   aggregate  offering  price  of  such
shares, there shall be taken into account any consideration received by the Company for such Common Stock Equivalents, rights or warrants and the value to be received upon exercise or conversion of such Common
Stock Equivalents, rights or warrants, the value of such consideration, if other than cash, to be determined by the Board of Directors of the Company (the "Board of
Directors") in its reasonable judgment.

For   purposes  of  this  paragraph   (b),
"Common  Stock Equivalent" shall mean  any
option, warrant, convertible security,  or
other  right to purchase or receive Common
Stock.   Since an adjustment will be  made
at  the time of issuance of a Common Stock
Equivalent at less than the current market
price  per  share  of  Common  Stock,   no
adjustment will be made at the time of the subsequent issuance of Common Stock in accordance with the terms of the Common
Stock Equivalent.

     (c)    In  case  the  Company   shall
distribute  to all holders of  its  Common
Stock  shares of its capital stock  (other
than  Common  Stock),  evidences  of   its
indebtedness  or  securities   or   assets
(excluding   cash   dividends   or    cash
distributions out of retained earnings) or
rights   or   warrants  to  subscribe   or
purchase (excluding those referred  to  in
Subdivision (b) above), then in each  such
case the Board of Directors shall cause to
be  made such adjustment, if any,  of  the
Warrant   Purchase   Price   as   in   the
reasonable  judgment  of  the   Board   of
Directors   is   required  to   compensate
equitably   for   the   effect   of   such
distribution upon the exercise rights of the holder of this Warrant.

     (d)    For   the   purpose   of   any
computation under Subdivision  (b)  above,
the  current  market price  per  share  of
Common  Stock at any date shall be  deemed
to be the average of the daily closing bid
and  asked prices or closing sales  prices
per  share,  as  applicable,  for  the  30
consecutive  business days  commencing  45
business  days before the day in question,
except  that (i) the current market  price
per  share of Common Stock on the date  of
issuance of any employee or director stock
option  which is granted at not less  than
the  fair market value of the Common Stock
on  the date of grant as determined by the
Board   of  Directors  in  its  reasonable
judgment  or in accordance with applicable
rules  adopted  by  the  Internal  Revenue
Service shall be deemed to be the price at
which  such options are granted; and  (ii)
the  current  market price  per  share  of
Common  Stock on the date of  issuance  of
any shares pursuant to a registered public
offering in customary form to the  general
public shall be deemed to be the price  at
which  the  Common Stock is  sold  by  the
Company.   If  the closing bid  and  asked
prices or closing sale prices are not available during the relevant period, the current market price per share of Common
Stock shall be determined by the Board of Directors in its reasonable judgment as of the date of the adjustment of the exercise price.

     (e)   No  adjustment in  the  Warrant
Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Price;
provided, however, that any adjustments which by reason of this Subdivision (e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     4.2     Effect   of   Reorganization,
Reclassification, Consolidation, Merger or
Sale.     In    case   of   any    capital
reorganization, or of any reclassification
of  the  Common Stock or in  case  of  the
consolidation of the Company with  or  the
merger  of  the Company with or  into  any
other    corporation   (other    than    a
consolidation  or  merger  in  which   the
Company is the continuing corporation  and
which    does    not   result    in    any
reclassification of outstanding shares  of
Common  Stock)  or  of  the  sale  of  the
properties  and assets of the Company  as,
or  substantially as, an entirety  to  any
other  corporation, the  Company,  or  the
corporation    resulting     from     such
consolidation or surviving such merger  or
to  which such sale shall be made, as  the
case  may  be,  shall give notice  to  the
holder of this Warrant providing that upon
exercise   of  this  Warrant  after   such
capital  reorganization, reclassification,
consolidation, merger or sale there  shall
be  issuable upon exercise of this Warrant
a  kind  and amount of shares of stock  or
other securities or property to which  the
Common  Stock issuable (immediately  prior
to    the    time    of    such    capital
reorganization,          reclassification,
consolidation,  merger   or   sale)   upon
exercise as in the reasonable judgment  of
the  Board  of  Directors is  required  to
compensate  equitably for  the  effect  of
such event upon the exercise of the rights
of  the holder of this Warrant.  The above
provisions of this Section shall similarly
apply   to   successive   reorganizations,
reclassifications, consolidations, mergers and sales.

     4.3   Notice  of  Change  in  Warrant
Purchase  Price.   Whenever  the   Warrant
Purchase  Price is adjusted,  pursuant  to
this Section 4, the Company shall promptly
cause   a  notice  to  be  given  to   the
Shareholder at his address set forth in the Stock Purchase and Warrant Agreement dated January 2, 1997 (the "Stock Purchase
Agreement") between the Company and the Shareholder which will state the adjusted
Warrant Purchase Price and set forth in detail how the adjustment was determined.

     4.4     Fractional    Shares.      No
fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant and thus if the exercise of this Warrant results in a fraction, in lieu of any such fractional share the Company shall pay cash within five business days equal to such fraction multiplied by the current market price for a share of Common Stock as determined in accordance with Section 4.1(d).

     5.   Registration Rights.  All of the
shares of Common Stock acquired, or  which
the  Shareholder has the right to acquire,
upon  exercise  of this Warrant  shall  be
subject   to   the   registration   rights
provided in the Stock Purchase Agreement.

     6.    Survival.   The  provisions  of
Section  5  shall survive any exercise  of
this Warrant.

     7.   Exchange, Assignment or Loss  of
Warrant;  Successors  and  Assigns.   This
Warrant  is exchangeable, without expense,
at  the option of the holder hereof,  upon
presentation and surrender hereof  to  the
Company at its principal office, for other
Warrants    of   different   denominations
entitling  the holder thereof to  purchase
in the aggregate the same number of shares
of  the Company's common stock at the same
exercise price.  This Warrant may be sold,
transferred  or  assigned  by  the  holder
subject,  however,  to the  provisions  of
Section  8  hereof and provided  that  any
shares  of  Common  Stock  acquired   upon
exercise of this Warrant shall be  subject
to  the restrictions on sale contained  in
Section 8 of the Stock Purchase Agreement.
Upon  receipt by the Company  of  evidence
satisfactory  to  it of the  loss,  theft,
destruction or mutilation of this Warrant,
and  (in  the  case  of  loss,  theft   or
destruction)  of  reasonably  satisfactory
indemnification,  and upon  surrender  and
cancellation   of   this    Warrant,    if
mutilated,  the Company will  execute  and
deliver  a  new Warrant of like tenor  and
new date.  All covenants and provisions of
this Warrant by or for the benefit of  the
Company shall inure to the benefit of  its
successors and assigns.  All covenants and
provisions of this Warrant by or  for  the
benefit  of the holder hereof shall  inure
to  the benefit of his successors, and, to
the   extent   assignment   is   permitted
hereunder, to his assigns.

     8.   Compliance  with the  Securities
Act.  This Warrant and any shares or other
securities   issued   or   issuable   upon
exercise  hereof may not be offered,  sold
or   otherwise   transferred   except   in
conformity with the Securities Act.

     IN  WITNESS WHEREOF, Medicus  Systems
Corporation has caused this Warrant to be signed by its duly authorized officer and this Warrant to be dated [____________], 1997.


        MEDICUS SYSTEMS CORPORATION


             By /s/ Patrick C. Sommers
             --------------------------
                    Patrick C. Sommers,
                    President and Chief
                    Executive Officer

                                 EXHIBIT 4

   STOCK PURCHASE AND WARRANT AGREEMENT

          This  Stock Purchase and Warrant
Agreement  (the  "Agreement")  is  entered
into as of January 2, 1997 between Medicus
Systems     Corporation,    a     Delaware
corporation  (the  "Company"),   and   the
Boston  Safe Deposit and Trust Company  of
California, or its successors, as  trustee
of   the  Richard  C.  Jelinek  Charitable
Remainder  Unitrust dated August  3,  1993
(the "Shareholder").

           W I T N E S S E T H
           - - - - - - - - - -

          WHEREAS, the Shareholder is  the
beneficial  owner  of  450,000  shares  of
Common  Stock,  $.01  par  value  ("Common
Stock"),   of   the   Company,   and   the
Shareholder wishes to sell 450,000 of such shares to the Company (such shares of Common Stock to be sold being referred to as the "Shares");

          WHEREAS,  the  Shareholder  will
own  225  shares  of the Company's  Voting
Preferred    Stock   ("Voting    Preferred
Shares") immediately prior to the closing of the transactions contemplated in this Agreement;

          WHEREAS,  the Board of Directors
(the   "Board")   of   the   Company   has
determined that it is in the best interest
of  its  stockholders for the  Company  to
acquire   the   Shares  and   the   Voting
Preferred Stock owned by the Stockholder, all upon the terms and subject to the conditions set forth herein;

          NOW  THEREFORE, in consideration
of  the foregoing and the mutual covenants
and   agreements  herein  contained,   the
Company and the Shareholder hereby agree as follows:

          1.    The Purchase.  Subject  to
the terms and conditions set forth in this Agreement, the Company agrees to purchase from the Shareholder, and the Shareholder agrees to sell, assign and transfer to the Company on the Closing Date (as defined below), all of the Shareholder's right, title and interest in the Shares and all of the Shareholder's right, title and interest in the Voting Preferred Shares.

          2.    The  Closing.  The Closing
of  the transactions contemplated by  this
Agreement (the "Closing") shall take place
at  the  offices of Bell,  Boyd  &  Lloyd,
Three   First  National  Plaza,   Chicago,
Illinois  not later than April  15,  1997,
unless  the parties otherwise agree.   The
date upon which the Closing occurs is herein referred to as the Closing Date.

          3.    Payment.  At the  Closing,
(a)  the  Company  shall  deliver  to  the
Shareholder  (i)  cash  consideration   of
$2,025,000   (the  "Cash  Consideration"),
(ii)  a  promissory note, in substantially
the form of Exhibit A hereto, with 50%  of
the  principal amount maturing in one year
and  the  balance one year thereafter  and
bearing  8%  interest,  in  the  aggregate
principal   amount   of   $900,000    (the
"Promissory Note"), and (iii) a Warrant to
purchase 180,000 shares of Common Stock at
an  exercise  price of  $8.00  per  share,
which  shall be substantially in the  form
of  Exhibit B hereto (the "Warrant"),  and
(b)  the Shareholder shall deliver to  the
Company certificates representing  all  of
the Shares and all of the Voting Preferred
Shares, together with duly executed  stock
powers  with  respect to  the  Shares  and
Voting  Preferred Shares in blank in  form
satisfactory to the Company.  The  Company
shall    make   payment   of   the    Cash
Consideration pursuant to this  Section  3
on the Closing Date by wire transfer to an account designated by the Shareholder in an amount equal to the Cash Consideration.

          4.       Representations     and
Warranties   of   the  Shareholder.    The
Shareholder hereby represents and warrants to the Company that:

          (a)   This  Agreement  has  been
duly  executed by the Shareholder  and  is
the legal, valid and binding obligation of
the  Shareholder, enforceable against  the
Shareholder in accordance with its  terms.
Such  execution and delivery do  not,  and
performance  of this Agreement  will  not,
(i)  conflict with, violate or breach  any
order,  judgment, injunction or decree  of
any   court,  arbitrator,  government   or
governmental   agency  or  instrumentality
against  or binding on the Shareholder  or
by  which  any of his assets or properties
are  bound or affected, (ii) constitute  a
violation by the Shareholder of  any  law,
rule,   regulation,  order,  judgment   or
decree applicable to the Shareholder or by
which   any  property  or  asset  of   the
Shareholder   is  bound  or  affected   or
(iii)  conflict with, violate,  breach  or
cause  a  default (or an event which  with
notice  or  lapse of time  or  both  would
become a default) under, or give to others
any   rights  of  termination,  amendment,
acceleration  or  cancellation   of,   any
agreement  or  instrument  to  which   the
Shareholder is party or by which any of his assets or properties are bound or affected or result in the creation of a lien or other encumbrance on any of his Shares.

          (b)   The  Shareholder  has  had
access to such information concerning  the
Company,  its  business and its  financial
condition   as   the  Shareholder   deemed
necessary   in   connection    with    the
transactions    contemplated    by    this
Agreement.

          (c)   On  the Closing Date,  the
Shareholder will have valid title  to  all
of  the  Shares  and the Voting  Preferred
Shares, in each case free and clear of any
liens,  charges or encumbrances, and  such
Shares  and  Voting Preferred Shares  will
not be subject to any claims by virtue  of
rights,    options,   contracts,    calls,
agreements or otherwise.

          (d)  The sale by the Shareholder
pursuant   to  this  Agreement   and   the
delivery     of     the     certificate(s)
representing  the Shares  and  the  Voting
Preferred  Shares  to  the  Company   will
transfer  to  the Company good  and  valid
title   to  the  Shares  and  the   Voting
Preferred  Shares free and  clear  of  all
claims,   liens,  encumbrances,   security
interests,  proxies,  voting   and   other
restrictions or interests of any nature whatsoever.

          (e)        The       Shareholder
acknowledges  (i) that representatives  of
the Company have strongly recommended that
the Shareholder engage separate counsel to
represent  the  Shareholder in  connection
with  the  negotiation of this  Agreement,
and   (ii)   that   the  Shareholder   has
determined,  nevertheless,   not   to   be
represented  by counsel in the negotiation
of  this  Agreement.  The Shareholder  has
made this decision in part based upon  the
extensive    business    and    investment
experience of Richard C. Jelinek, as  well
as the involvement of William G. Brown,  a
director and secretary of the Company, and
a  partner in the law firm of Bell, Boyd &
Lloyd,  counsel  to the  Company,  in  the
negotiation   and   preparation   of   the
Agreement and related documents, Mr. Brown
having  had  a long-standing personal  and
business  relationship with  Mr.  Jelinek;
however, the Shareholder acknowledges that
Mr.  Brown  has been acting  solely  as  a
representative of the Company, and has not
been    representing   the   Shareholder's
interests,    in   such   matters.     The
Shareholder    represents     that     the
Shareholder has read and fully understands
this   Agreement,  the  Warrant  and   the
Promissory Note.

          5.       Representations     and
Warranties  of the Company.   The  Company
hereby represents and warrants to the Shareholder that:

          (a)     The   Company    is    a
     corporation  duly organized,  validly
     existing  and in good standing  under
     the laws of the State of Delaware and
     has the requisite corporate power and
     authority     and    all    necessary
     governmental approvals to own,  lease
     and  operate  its properties  and  to
     carry  on its business as it  is  now
     been conducted.

          (b)    The   Company   has   all
     necessary    corporate   power    and
     authority to execute and deliver this
     Agreement, to perform its obligations
     hereunder   and  to  consummate   the
     transactions   contemplated   hereby.
     The  execution and delivery  of  this
     Agreement  by  the  Company  and  the
     consummation  by the Company  of  the
     purchase   of  the  Shares   pursuant
     hereto  have  been duly  and  validly
     authorized by all necessary corporate
     action   and   no   other   corporate
     proceedings  on  the  part   of   the
     Company  are  necessary to  authorize
     this  Agreement or to consummate  the
     purchase  of  the  Shares  hereunder,
     other  than the stockholder  approval
     contemplated  in  Sections  6(e)  and
     7(c)  below.  This Agreement has been
     duly   and   validly   executed   and
     delivered by the Company and  is  the
     legal,  valid and binding  obligation
     of  the  Company, enforceable against
     the  Company in accordance  with  its
     terms.

          (c)   The execution and delivery
     of  this Agreement by the Company  do
     not,    and   performance   of   this
     Agreement  by the Company  will  not,
     (i)  conflict with, violate or breach
     the  Certificate of Incorporation  or
     By-laws of the Company, (ii) conflict
     with,  violate or breach  any  order,
     judgment, injunction or decree of any
     court,   arbitrator,  government   or
     governmental        agency         or
     instrumentality against or binding on
     the  Company or by which any  of  its
     assets  or  properties are  bound  or
     affected,    (iii)    constitute    a
     violation by the Company of any  law,
     rule, regulation, order, judgment  or
     decree  applicable to the Company  or
     by which any property or asset of the
     Company  is  bound  or  affected   or
     (iv)  conflict with, violate,  breach
     or cause a default (or an event which
     with  notice or lapse of time or both
     would  become  a default)  under,  or
     give   to   others  any   rights   of
     termination,  amendment, acceleration
     or  cancellation of, any agreement or
     instrument to which the Company is  a
     party   or  by  which  any   of   the
     Company's  assets or  properties  are
     bound  or affected or result  in  the
     creation   of   a   lien   or   other
     encumbrance on any of its  assets  or
     properties.

          6.   Conditions Precedent to the
Company's Obligations.  The obligations of
the Company to purchase the Shares and the
Voting  Preferred  Shares  and  issue  the
Warrant  pursuant  to this  Agreement  are
subject   to   the  fulfillment   of   the
following conditions:

          (a)    The  representations  and
warranties of the Shareholder contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made as of the Closing Date;

          (b)   The  performance  of  this
Agreement   by  the  Company   shall   not
conflict   with  or  violate  any   order,
judgment  or  decree  applicable  to   the
Company or by which any of its assets or properties are bound or affected;

          (c)   The Shareholder shall have
delivered to the Company certificate(s) evidencing all of the Shares, together with stock powers in form satisfactory to the Company executed in blank;

          (d)   The Shareholder shall have
delivered to the Company certificate(s) evidencing all of the Voting Preferred
Shares, together with stock powers in form satisfactory to the Company executed in blank;

          (e)   The  stockholders  of  the
Company    shall   have    approved    the
transactions    contemplated    by    this
Agreement; and

          (f)    All  conditions  to   the
closing  of  the transactions contemplated
by   the   Stock  Purchase   and   Warrant
Agreement  dated the date  hereof  between
Richard  C.  Jelinek and the Company  (the
"Jelinek   Agreement")  shall  have   been
satisfied.

          7.   Conditions Precedent to the
Shareholder's      Obligations.        The
obligations of the Shareholder to sell the
Shares   and   Voting   Preferred   Shares
pursuant to this Agreement are subject  to
the    fulfillment   of   the    following
conditions:

          (a)    The  representations  and
warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made as of the Closing Date;

          (b)    The  Company  shall  have
delivered to the Shareholder (i) by wire transfer an amount equal to the Cash
Consideration, (ii) the Promissory Note, and (iii) the Warrant;

          (c)   The  stockholders  of  the
Company    shall   have    approved    the
transactions    contemplated    by    this
Agreement;

          (d)    All  conditions  to   the
closing of the transactions contemplated by the Jelinek Agreement shall have been satisfied.

          8.    Additional  Agreements  of
the   Shareholder.   (a)  The  Shareholder
agrees  that, for a period of  five  years
from  the  date  of  this  Agreement,  the
Shareholder  will not, without  the  prior
consent  of  the disinterested members  of
the  Board, transfer any shares of  Common
Stock  held by the Shareholder immediately
after    the   Closing   (the   "Remaining
Shares"),  or  any shares of Common  Stock
issuable  upon  exercise  of  the  Warrant
("Warrant Shares"), except as provided  in
the  following sentence.  The  restriction
set  forth above shall lapse as to 20%  of
the  Remaining Shares and as to 20% of any
outstanding   Warrant   Shares   on   each
anniversary of the date of this Agreement,
provided  that any transfer  of  Remaining
Shares or Warrant Shares as to which  such
restriction  has lapsed may only  be  made
(i) to a member of the immediate family of
Mr. Jelinek or any trust, partnership,  or
corporation  beneficially  owned  in   its
entirety   by  members  of  the  immediate
family of Mr. Jelinek, (ii) as a gift to any tax-exempt organization, or (iii) in a transaction satisfying the requirements of
Rule  144 promulgated under the Securities
Act of 1933.

          (b)    The  Shareholder  further
agrees that, from the date hereof through and including the fifth anniversary of the date hereof, without the Company's prior written consent, the Shareholder will not:

               (i)   acquire, announce  an
     intention   to  acquire,   offer   or
     propose  to  acquire,  or  agree   to
     acquire,  directly or indirectly,  by
     purchase   or  otherwise   beneficial
     ownership  of  any  Common  Stock  or
     other   voting  securities   of   the
     Company   (collectively  the  "Voting
     Securities")  or direct  or  indirect
     rights or options to acquire (through
     purchase,  exchange,  conversion   or
     otherwise) any Voting Securities;

               (ii)  make, or in  any  way
     participate, directly or  indirectly,
     in  any "solicitation" of proxies (as
     such  terms are defined in Rule 14a-1
     under the Securities Exchange Act  of
     1934,   as   amended  (the  "Exchange
     Act")) to vote any Voting Securities,
     seek   to   advise,   encourage    or
     influence  any person or entity  with
     respect  to the voting of any  Voting
     Securities,  initiate or propose  any
     shareholder  proposal  or  induce  or
     attempt to induce any other person to
     initiate any shareholder proposal;

               (iii)         make      any
     statement   or   proposal,    whether
     written  or  oral, to  the  Board  of
     Directors of the Company, or  to  any
     director,  officer or  agent  of  the
     Company,    or   make   any    public
     announcement  or proposal  whatsoever
     with  respect  to a merger  or  other
     business   combination,    sale    or
     transfer of assets, recapitalization,
     dividend,      share      repurchase,
     liquidation  or  other  extraordinary
     corporate   transaction   with    the
     Company  or  other transaction  which
     could  result in a change of control,
     or  solicit  or encourage  any  other
     person  to  make  such  statement  or
     proposal;

               (iv) after consummation  of
     the Closing, form, join or in any way
     participate in a "group" (within  the
     meaning  of Section 13(d)(3)  of  the
     Exchange  Act)  with respect  to  any
     securities of the Company;

               (v)   otherwise act,  alone
     or in concert with others, to seek to
     exercise   any   control   over   the
     management,  Board  of  Directors  or
     policies of the Company;

               (vi)  make a public request
     to  the  Company  (or its  directors,
     officers, shareholders, employees  or
     agents)   to  amend  or   waive   any
     provisions  of  this  Agreement,  the
     Certificate of Incorporation  or  By-
     Laws of the Company;

               (vii)      take any  action
     which  might require the  Company  to
     make  a public announcement regarding
     the  possibility  of any  transaction
     referred  to in paragraph (ii)  above
     or  similar  transaction or,  advise,
     assist or encourage any other persons
     in connection with the foregoing; or

               (viii)      disclose    any
     intention,    plan   or   arrangement
     inconsistent with the foregoing.

          (c)  The Shareholder agrees that
the  Shareholder  will vote  in  favor  of
approval  of the transactions contemplated
by  this Agreement at least that number of
shares  of Common Stock as represents  the
same   percentage  of  the   Shareholder's
holdings of Common Stock as the number of shares of Common Stock voted in favor of such approval by holders other than the Shareholder represents of all shares voted on such proposal (excluding shares which are not present, are not voted or abstain) by holders other than the Shareholder.

          9.    Additional  Agreements  of
the  Company.  The Company agrees that  it
will  use  its reasonable best efforts  to
cause  its  upcoming  Annual  Meeting   of
Stockholders (the "Annual Meeting") to  be
held   on   March  3,  1997  or  as   soon
thereafter  as practicable, that  it  will
seek    approval   of   the   transactions
contemplated  in  this  Agreement  at  the
Annual  Meeting, and that it will promptly
prepare  and file with the Securities  and
Exchange  Commission  ("SEC")  preliminary
proxy   materials,  and  as  promptly   as
practicable  following  SEC  review,  mail
definitive     proxy     materials      to
stockholders,  in  connection   with   the
Annual Meeting.

          10.   Registration Rights.   The
Shareholder   shall  have  the   following
rights with respect to the Warrant Shares.

          10.1    Demand    Registrations.
(a)   Upon  the  written  request  of  the
Shareholder that the Company register  all
or  part of the Warrant Shares then  owned
by    the   Shareholder   or   which   the
Shareholder  has a right to  acquire  upon
exercise  of  the Warrant  (which  request
shall   satisfy   the   requirements    of
paragraph  (c) of this Section 10.1),  the
Company shall, subject in all cases to the
provisions  of  paragraph  (b)   of   this
Section    10.1,   thereupon,   use    its
reasonable  best  efforts  to  cause   the
Warrant  Shares specified in such  request
to   be   so   registered   as   soon   as
practicable,  but not later than  90  days
after   the   date  of  the  Shareholder's
written request to register.

          (b)  The Company's obligation to
register all or part of the Warrant Shares pursuant to paragraph (a) of this Section
10.1 shall in all cases be subject to the following limitations and qualifications:

               (i)    The  Company   shall
     (x)  be  required to effect only  one
     such     registration     if     such
     registration is ordered  or  declared
     effective and (y) not be obligated to
     file a registration statement at  any
     time  if  a  special  audit  of   the
     Company  would  be  required  by  the
     rules   and   regulations   of    the
     Securities  and  Exchange  Commission
     (the   "Commission")  in   connection
     therewith; and

               (ii)  The Company shall  be
     entitled to postpone for a reasonable
     period of time not to exceed 90  days
     the   filing   of  any   registration
     statement  otherwise required  to  be
     prepared and filed by it if,  at  the
     time   it  receives  a  request   for
     registration, the Company determines,
     in its reasonable judgment, that such
     registration     would     materially
     interfere    with   any    financing,
     acquisition, corporate reorganization
     or  other  material transaction  then
     being  contemplated by its  Board  of
     Directors, involving the Company, and
     promptly    gives   the   Shareholder
     written  notice of such determination
     and  the  reasons therefor,  provided
     that the Company shall not defer  its
     obligations in this manner more  than
     twice in any twelve month period  and
     the   Company  shall  not  defer  its
     obligations   until  90   days   have
     expired after any prior deferral.  In
     such  event,  the  Shareholder  shall
     have   the  right  to  withdraw   the
     request  for registration  by  giving
     written notice to the Company  within
     30  days after receipt of the  notice
     of postponement (and, in the event of
     such  withdrawal, such request  shall
     be  ignored for purposes of  counting
     the  demand registration to which the
     Shareholder  is entitled pursuant  to
     this paragraph (b)).

          For  purposes of this  paragraph
(b),  "special audit" shall mean an  audit
other than a year-end audit, requiring  an
opinion   of   the  Company's  independent
public accountants.

          (c)   Any written request of the
Shareholder made pursuant to paragraph (a) of this Section 10.1 shall:

               (i)  specify the number  of
     the    Warrant   Shares   which   the
     Shareholder  intends  to  offer   and
     intends to sell;

               (ii)    state   the    firm
     intention of the Shareholder to offer
     such shares for sale;

               (iii)       describe    the
     intended  method  of distribution  of
     such shares; and

               (iv) contain an undertaking
     on  the  part  of the Shareholder  to
     provide  all  such  information   and
     materials  concerning the Shareholder
     and  take all such action as  may  be
     required  to  permit the  Company  to
     comply     with    all     applicable
     requirements of the Commission and to
     obtain  acceleration of the effective
     date of the registration statement.

          10.2               Participation
Registrations.  (a) If, at any  time  from
the date hereof, the Company shall propose
to  register under the Securities  Act  an
offering of Common Stock to be offered and
sold  by  it or any stockholder, it  shall
give   written  notice  of  such  proposed
registration   to   the   Shareholder   as
promptly as possible and shall, subject in
all cases to paragraph (b) of this Section
10.2,  use its reasonable best efforts  to
include in the offering such number of the
Warrant   Shares   then   owned   by   the
Shareholder   as  the  Shareholder   shall
request,  within 10 days after the  giving
of  such  notice,  to  be  included,  such
offering   to  be  upon  the  same   terms
(including the method of distribution) as the Common Stock being sold by the Company pursuant to any such offering.

          (b)  The Company's obligation to
include the Warrant Shares owned by the Shareholder in any offering pursuant to paragraph (a) of this Section 10.2 shall in all cases be subject to the following limitation and qualifications:

               (i)   The Company shall not
     be  required  to give notice  to  the
     Shareholder or include such shares in
     any such registration if the proposed
     registration is (x) a registration of
     stock option or compensation plan  or
     of the Company Common Stock issued or
     issuable  pursuant to any such  plan,
     or  (y) a registration of the Company
     Common Stock proposed to be issued in
     exchange for securities or assets of,
     or  in  connection with a  merger  or
     consolidation      with,      another
     corporation;

               (ii)   The   Company    may
     require  that  the  number  of   such
     shares  requested to be  included  in
     such registration be reduced, or that
     all  such shares be excluded from any
     such  registration, if it is  advised
     in    writing    by   its    managing
     underwriter  that such  reduction  or
     exclusion,  as the case  may  be,  is
     necessary to permit the orderly  sale
     and  distribution of  the  securities
     being  offered by the  Company.   Any
     reduction  shall  be  made  pro  rata
     among  all  Selling  Shareholders  in
     proportion to the relative number  of
     shares   sought   by   each   to   be
     registered.   If  the  Company  shall
     require   such   a   reduction,   the
     Shareholder shall have the  right  to
     withdraw from the offering;

               (iii)     The Company  may,
     in  its  sole discretion and  without
     the   consent   of  the  Shareholder,
     withdraw  such registration statement
     and abandon the proposed offering  in
     which  the  Shareholder had requested
     to participate; and

               (iv)  The Company shall  be
     required  to  effect  only  one  such
     registration;   provided   that   the
     Shareholder's  right to  registration
     under  this  Section 10.2  shall  not
     expire   unless   all   shares    the
     Shareholder   has   requested   under
     Section 10.2(a) to be registered have
     been so registered.

          10.3  Certain Covenants  of  the
Company.   (a)  In  connection  with   any
registration   of   the   Warrant   Shares
undertaken  by  the  Company  pursuant  to
Section  10.1  and, if and to  the  extent
appropriate, Section 10.2, the Company shall:

               (i)   prepare and file with
     the    Commission   a    registration
     statement with respect to such shares
     and  use  its best efforts  to  cause
     such registration statement to become
     effective;

               (ii)  prepare and file with
     the  Commission  such amendments  and
     supplements   to  such   registration
     statement and the prospectus used  in
     connection  therewith   as   may   be
     necessary  to  keep such registration
     statement current for such period not
     to exceed 270 days as the Shareholder
     shall request and to comply with  the
     provisions of the Securities Act with
     respect  to  the  sale  of  all   the
     Warrant   Shares  covered   by   such
     registration  statement  during  such
     period;

               (iii)        provide    the
     Shareholder  a reasonable opportunity
     to   review  and,  in  the  case   of
     registrations  effected  pursuant  to
     Section 10.1, approve prior to filing
     (x)  any registration statement filed
     by  the Company in connection with  a
     registration  effected  pursuant   to
     Section 10.1 or Section 10.2 and  (y)
     any amendments or supplements to such
     registration   statement   and    any
     prospectus    used   in    connection
     therewith;

               (iv)    furnish   to    the
     Shareholder such number of  conformed
     copies of such registration statement
     and   of  each  such  amendment   and
     supplement  thereto  (in  each   case
     including all exhibits), such  number
     of  copies of the prospectus included
     in    such   registration   statement
     (including      each      preliminary
     prospectus       and       prospectus
     supplement), copies of which  are  in
     conformity  with the requirements  of
     the  Securities Act, and  such  other
     documents  as  the  Shareholder   may
     reasonably   request  in   order   to
     facilitate  the sale of  the  Warrant
     Shares  covered by such  registration
     statement;

               (v)   use  its best efforts
     to  register  or qualify the  Warrant
     Shares  covered by such  registration
     statement under such other securities
     or    blue    sky   laws   of    such
     jurisdictions   as  the   Shareholder
     shall reasonably request, and do  any
     and  all other acts and things  which
     may   be   reasonably  necessary   or
     advisable  to enable the  Shareholder
     to   consummate  the  sale  in   such
     jurisdictions   of    such    shares;
     provided  that the Company shall  not
     for  any such purpose be required  to
     qualify generally to do business as a
     foreign    corporation     in     any
     jurisdiction wherein it would not but
     for    the   requirements   of   this
     paragraph (v) be obligated to  be  so
     qualified,  to  subject   itself   to
     taxation in any such jurisdiction  or
     to  consent  to  general  service  of
     process in any such jurisdiction;

               (vi)       notify       the
     Shareholder,  at  any  time  when   a
     prospectus  relating to  the  Warrant
     Shares  covered by such  registration
     statement is required to be delivered
     under  the  Securities  Act,  of  the
     Company's  becoming  aware  that  the
     prospectus    included    in     such
     registration statement,  as  then  in
     effect,  includes an untrue statement
     of  a material fact or omits to state
     any  material  fact  required  to  be
     stated  therein or necessary to  make
     the statements therein not misleading
     in  light  of the circumstances  then
     existing, and at the request  of  the
     Shareholder   promptly  prepare   and
     furnish   to   the   Shareholder    a
     reasonable  number  of  copies  of  a
     prospectus supplemented or amended so
     that, as thereafter delivered to  the
     purchasers   of  such  shares,   such
     prospectus   shall  not  include   an
     untrue  statement of a material  fact
     or  omit  to  state a  material  fact
     required  to  be  stated  therein  or
     necessary   to  make  the  statements
     therein  not misleading in  light  of
     the circumstances then existing;

               (vii)       use  its   best
     efforts  to  cause  all  the  Warrant
     Shares  covered by such  registration
     statement  to  be  listed   on   each
     securities    exchange    on    which
     securities  of the same class  issued
     by the Company are then listed or, if
     there  shall then be no such listing,
     to   be  accepted  for  quotation  on
     NASDAQ;

               (viii)        provide     a
     transfer agent and registrar for  the
     Warrant   Shares  covered   by   such
     registration statement not later than
     the    effective   date    of    such
     registration statement; and

               (ix)    enter   into   such
     agreements (including an underwriting
     agreement in customary form) and take
     such other actions as the Shareholder
     reasonably  requests  in   order   to
     expedite     or    facilitate     the
     disposition of such shares.

          (b)   The Company shall take all
reasonable  actions  necessary  so  as  to
enable  the Shareholder to make  sales  of
the  Warrant Shares under Rule 144 (or any
successor  rule) under the Securities  Act
and  in  accordance with applicable  laws,
rules and regulations, the requirements of
the  Company's transfer agent(s), and  the
reasonable  requirements  of  the   broker
through which the sales are proposed to be executed.

          (c)  From and after the date  of
this  Agreement,  the Company  shall  not,
without   the  written  consent   of   the
Shareholder,  enter  into  any   agreement
granting  to  any  person  or  entity  any
registration   rights   that   are    more
favorable than the registration rights granted to the Shareholder under this Note, unless the same rights are granted to the Shareholder.

          10.4  Standstill.  In the  event
of   a  registered  public  offering,  the
Shareholder    will   agree    with    the
underwriters not to sell any Shares for up
to  180 days following commencement of the
offering  if  and only if the  Shareholder
has   been  offered  the  opportunity   to
participate  in  the  offering   and   the
underwriters have not reduced the number of shares that the Shareholder may sell.

          10.5    Expenses.     (a)    The
Shareholder  shall  pay all  out-of-pocket
expenses   incurred  by  the  Company   in
connection  with any registration  of  the
Warrant  Shares pursuant to  Section  10.1
including,    without   limitation,    all
registration  and  filing  fees,  printing
expenses,      underwriting     discounts,
commissions   and   expenses,   fees   and
disbursements   of  the  Company's   legal
counsel  and accountants, transfer  agents
and registrars, and expenses incidental to
any  post-effective amendment to any  such
registration statement.  For  purposes  of
this    Section    10.5,    "out-of-pocket
expenses"  shall not include  salaries  of
the    Company   employees   or   expenses
attributable to the Company's corporate overhead.

          (b)    In  connection  with  any
registration pursuant to Section 10.2, the
Company  shall  pay all  registration  and
filing   fees,   underwriting   discounts,
commissions and expenses (other than those
attributable  to the Warrant Shares  being
sold   by   the   Shareholder),   printing
expenses,  fees and disbursements  of  the
Company's  legal counsel and  accountants,
transfer  agents and registrars fees,  and
expenses  incidental to any post-effective
amendment   to   any   such   registration
statement.  The Shareholder shall pay  all
other  out-of-pocket expenses attributable
to  the  inclusion in the offering of  the
Warrant Shares being sold by it including,
without   limitation,   registration   and
filing  fees  and underwriting  discounts,
commissions   and  expenses   attributable
thereto and fees and disbursements of  the
Shareholder's    legal     counsel     and
accountants.

          10.6  Indemnification.   (a)  In
the case of each registration effected  by
the  Company pursuant to Section  10.1  or
Section   10.2,  the  Company  agrees   to
indemnify    and   hold    harmless    the
Shareholder,  each  underwriter   of   the
Warrant  Shares  so  registered  and  each
person  who  controls any such underwriter
within  the meaning of Section 15  of  the
Securities  Act,  against  any   and   all
losses, claims, damages or liabilities  to
which  they  or  any of  them  may  become
subject  under the Securities Act  or  any
other statute or common law, including any
amount   paid   in   settlement   of   any
litigation,  commenced or  threatened,  if
such  settlement  is  effected  with   the
written  consent  of  the  Company,  which
consent  is  not unreasonably withheld  in
light  of  all factors which are important
to   such   indemnified  party,   and   to
reimburse  them  for any  legal  or  other
expenses  incurred by them  in  connection
with   investigating   any   claims    and
defending any actions, insofar as any such
losses,  claims, damages,  liabilities  or
actions  arise  out of or are  based  upon
(i) any untrue statement or alleged untrue
statement of a material fact contained  in
the registration statement relating to the
sale  of the Warrant Shares, or any  post-
effective   amendment  thereto,   or   the
omission  or  alleged  omission  to  state
therein  a  material fact required  to  be
stated  therein or necessary to  make  the
statements   therein  not  misleading   or
(ii)   any  untrue  statement  or  alleged
untrue   statement  of  a  material   fact
contained  in any preliminary  prospectus,
if  used  prior to the effective  date  of
such  registration statement, or contained
in  the  final prospectus (as  amended  or
supplemented  if  the Company  shall  have
filed  with  the Commission any  amendment
thereof  or  supplement thereto)  if  used
within the period during which the Company
is   required  to  keep  the  registration
statement to which such prospectus relates
current,   or  the  omission  or   alleged
omission to state therein (if so  used)  a
material fact necessary in order  to  make
the  statements therein, in light  of  the
circumstances under which they were  made,
not  misleading; provided,  however,  that
the indemnification agreement contained in
this paragraph (a) shall not (x) apply  to
such  losses, claims, damages, liabilities
or  actions arising out of, or based upon,
any   such  untrue  statement  or  alleged
untrue statement, or any such omission  or
alleged  omission,  if such  statement  or
omission was made in reliance upon and  in
conformity  with information furnished  in
writing  to the Company by the Shareholder
or  such underwriter for use in connection
with  the  preparation of the registration
statement,  any preliminary prospectus  or
final   prospectus   contained   in    the
registration  statement, or any  amendment
or supplement thereto, or (y) inure to the
benefit  of any underwriter or any  person
controlling  such  underwriter,  if   such
underwriter failed to send or give a  copy
of  the  final  prospectus to  the  person
asserting  the claim at or  prior  to  the
written  confirmation of the sale  of  the
Warrant Shares to such person and  if  the
untrue statement or omission concerned had
been  corrected in such final  prospectus.
Notwithstanding the foregoing, the Company
agrees    to    be   subject    to    such
indemnification      and      contribution
provisions   as   the   underwriters   may
reasonably request in connection with  any
underwritten  offering  and  that  to  the
extent    that    the    provisions     on
indemnification and contribution contained
in the underwriting agreement entered into
in  connection with such offerings are  in
conflict  with  the foregoing  provisions,
the   provisions   in   the   underwriting
agreement shall control.

          (b)    In   the  case  of   each
registration  effected  by   the   Company
pursuant  to  Section 10.1  or  10.2,  the
Shareholder  and each underwriter  of  the
Warrant Shares to be registered (each such
party and such underwriters being referred
to  severally in this paragraph (b) as the
"indemnifying party") shall agree  in  the
same manner and to the same extent as  set
forth  in  paragraph (a) of  this  Section
10.6  to  indemnify and hold harmless  the
Company,  each  person  who  controls  the
Company, the directors of the Company  and
those  of  its  officers  who  shall  have
signed  any  such registration  statement,
with  respect  to any untrue statement  or
alleged  untrue statement in, or  omission
or    alleged    omission    from,    such
registration   statement  or   any   post-
effective   amendment   thereto   or   any
preliminary prospectus or final prospectus
(as amended or as supplemented, if amended
or supplemented as aforesaid) contained in
such   registration  statement,  if   such
statement or omission was made in reliance
upon  and  in  conformity with information
furnished  in  writing to the  Company  by
such  indemnifying party specifically  for
use in connection with the preparation  of
such   registration   statement   or   any
preliminary prospectus or final prospectus
contained  in such registration  statement
or   any   such  amendment  or  supplement
thereto.

          (c)    Each  indemnified   party
shall,  with  reasonable promptness  after
its  receipt  of  written  notice  of  the
commencement  of any action  against  such
indemnified  party  in  respect  of  which
indemnity   may   be   sought   from    an
indemnifying  party  on  account   of   an
indemnity  agreement  contained  in   this
Section   10.6,  notify  the  indemnifying
party   in  writing  of  the  commencement
thereof.  In case any such action shall be
brought against any indemnified party  and
it  shall so notify an indemnifying  party
of    the   commencement   thereof,    the
indemnifying  party shall be  entitled  to
participate therein and, to the extent  it
may   wish,   jointly   with   any   other
indemnifying party similarly notified,  to
assume  the  defense thereof with  counsel
reasonably    satisfactory     to     such
indemnified  party, and after notice  from
the indemnifying party to such indemnified
party  of  its election so to  assume  the
defense  thereof,  the indemnifying  party
shall  not  be liable to such  indemnified
party  under  this Section  10.6  for  any
legal   or   other  expenses  subsequently
incurred  by  such  indemnified  party  in
connection with the defense thereof  other
than  reasonable  costs of  investigation.
Notwithstanding   the    foregoing,    the
indemnifying party shall promptly  pay  as
incurred  the reasonable fees and expenses
of the counsel retained by the indemnified
party  in  the  event (i) the indemnifying
party and the indemnified party shall have
mutually agreed to the retention  of  such
counsel or (ii) the named parties  to  any
such  proceeding (including any  impleaded
parties)  include  both  the  indemnifying
party  and the indemnified party  and  the
indemnified  party shall  have  reasonably
concluded  that there may  be  a  conflict
between  the positions of the indemnifying
party   and  the  indemnified   party   in
conducting the defense of any such  action
or   that  there  may  be  legal  defenses
available   to  it  or  other  indemnified
parties  that  are different  from  or  in
addition   to  those  available   to   the
indemnifying    party.    The    indemnity
agreements in this Section 10.5 shall be in addition to any liabilities which the indemnifying parties may have pursuant to law.

          11.    Cooperation,  Etc.    The
Company   and   the   Shareholder    shall
cooperate and use all efforts to take  all
action,  and  to do all things  necessary,
proper or advisable to consummate the sale
of  the  Shares  to  the  Company  and  to
otherwise  consummate and  make  effective
the   transactions  contemplated  by  this
Agreement,  and shall refrain from  taking
any  action  that  shall  be  inconsistent
with,  or  contrary  to,  this  Agreement.
Each of the parties hereto shall cooperate
and  use all reasonable efforts to  resist
any   attempts   to   impose   any   legal
prohibition or restraint on the purchase and sale of the Shares in accordance herewith and, in the event thereof, to remove, vacate and/or reverse any such prohibition or restraint.

          12.   Expenses.  The Shareholder
shall be responsible for any legal fees or
other expenses incurred by the Shareholder
in   connection   with  the   transactions
contemplated   by  this  Agreement.    The
Company shall be responsible for any legal
fees  or other expenses incurred by it  in
connection     with    the    transactions
contemplated by this Agreement including the fees due to the investment banking firm of Punk, Ziegel & Knoell ("Punk
Ziegel") and the expenses of preparation, printing and mailing of the Company's proxy statement.

          13.      Non-Disclosure.     The
Company  and  the Shareholder  acknowledge
that  disclosure concerning this Agreement
is  required by law, and agree  that  each
party  will have the opportunity to review
the   Company's   proxy   materials,   the
Company's   8-K   (if   any)    and    the
Shareholder's  Amendment to  Schedule  13D
with  respect to this Agreement  prior  to
the   filing  thereof.   Except  for  such
filings and except to the extent otherwise
required  by law, neither the Company  nor
the  Shareholder shall make any disclosure
of  the  terms  hereof or the negotiations
with  respect hereto (other  than  to  the
parties  hereto  and their representatives
and  advisors) except pursuant to a  press
release which shall be approved by all  of
the  parties  hereto prior to the  release
thereof.    The  Shareholder  (and   their
agents  and advisors) shall not  make  any
disparaging public statements with respect
to  the  Company or any of its  employees,
and the Company (and its employees, agents
and  advisors)  shall make no  disparaging
public    statements    concerning     the
Shareholder.

          14.   Amendments; Waivers.  This
Agreement shall not be modified, amended, altered or supplemented, nor shall any provision of this Agreement be waived, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

          15.   Assignments;   Successors.

          (a)   Neither  the  Company  nor
the   Shareholder   shall  assign  any  of
their rights or delegate any of their duties under this Agreement.

          (b)   This  Agreement  shall  be
binding upon, inure to the benefit of, and
be  enforceable  by, the  parties  hereto.
Nothing  expressed or referred to in  this
Agreement   is  intended   or   shall   be
construed  to give any person  other  than
the parties to this Agreement any legal or
equitable right, remedy or claim under  or
in   respect  of  this  Agreement  or  any
provision contained herein.

          16.   Specific  Performance  and
Injunctive  Relief.   The  parties  hereto
agree  that irreparable damage would occur
in   the  event  of  the  breach  of   any
provision of this Agreement and  that  the
parties  shall  be  entitled  to  specific
performance  of  the  terms   hereof,   in
addition to any other remedy at law or equity.

          17.   Notices.  All notices  and
other    communications    provided    for
hereunder  shall be in writing  (including
telex  and  telecopy  communication)   and
shall  be  sent by mail, telex, telecopier
or  hand delivery:  (i) if to the Company,
at its address at One Rotary Center, Suite
1111,       Evanston,      IL       60201,
Attention:  Patrick C. Sommers, or (ii) if
to  the  Shareholder,  at  Mellon  Private
Asset Management, Boston Safe Deposit  and
Trust  Company  of California,  400  South
Hope   Street,  Suite  400,  Los  Angeles,
California     90071,    attention     Ms.
M. Patricia Whiteley.

          18.     Governing   Law.    This
Agreement  shall  be  governed   by,   and
construed in accordance with, the laws  of
the   State  of  Illinois  applicable   to
contracts executed in and to be performed in that State.

          19.   Headings.  The descriptive
headings  contained in this Agreement  are
included for convenience of reference only
and  shall  not  affect  in  any  way  the
meaning   or   interpretation   of    this
Agreement.

          20.      Counterparts.      This
Agreement may be executed in one  or  more
counterparts, and by the different parties
hereto  in separate counterparts, each  of
which when executed shall be deemed to  be
an   original  but  all  of  which   taken
together shall constitute one and the same agreement.

          IN  WITNESS WHEREOF, the parties
hereto have caused this Agreement to be executed as of the date first written above.

                    MEDICUS SYSTEMS
                    CORPORATION


            By  /s/ Patrick C. Sommers
            --------------------------
                    Patrick C. Sommers,
                    President and Chief
                    Executive Officer

                    THE SHAREHOLDER


            By  /s/ Brenden Gilmore
            -----------------------
                    Brenden Gilmore,
                    as Trustee